Exhibit 99.1

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Nine Months Ended September 30, 2008

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of October 30, 2008.

THIRD QUARTER HIGHLIGHTS

•	Gold production of 557,400 ounces compared with 545,000 ounces in 2007(1).

•	Gold sales of 550,500 ounces, compared with 524,000 ounces in 2007(1).

•	Total cash costs were $346 per gold ounce, net of by-product copper and silver credits, compared with $160 per ounce in 2007(1)(2)(3).

•
Net earnings of $297.2 million ($0.42 per share), compared to net earnings of $75.8 million ($0.11 per share) in 2007. Adjusted net earnings (4) amounted to $64.7 million ($0.09 per share) for the quarter compared with adjusted net earnings of $82.3 million ($0.12 per share) in the prior year.

•	Operating cash flows of $217.1 million, compared to $189.0 million in 2007. Operating cash flows before working capital changes (4) of $237.3 million compared to $208.6 million in 2007.

•	Dividends paid of $32.1 million for the quarter (2007 – $31.7 million).

•	On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd.

(1)	Continuing operations.

(2)	Excludes the San Martin operation, which is in reclamation.

(3)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 for a reconciliation of total cash costs to reported operating expenses.

(4)
Adjusted net earnings and operating cash flows before working capital changes are non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 27 for a reconciliation of adjusted net earnings to reported net earnings.

OVERVIEW

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal and Los Filos gold mines and the San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States.

GOLDCORP | 1

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 66% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has no outstanding debt, and has not hedged or sold forward any of its future gold production.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.

DISPOSITION OF SILVER WHEATON CORP

On February 14, 2008, Goldcorp completed the disposition of 108 million common shares of Silver Wheaton to a syndicate of underwriters, at a price of Cdn $14.50 per share, for aggregate gross proceeds to Goldcorp of $1.571 billion which represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton and resulted in a gain of $136.5 million, net of tax.

The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue other future growth opportunities.

INVESTMENT IN NEW GOLD INC. (FORMERLY PEAK GOLD LTD.)

Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (“Peak Gold”) in the second quarter of 2007, in exchange for a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was designated as available for sale for accounting purposes and valued at market value.  On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc., with the combined company carrying on as New Gold Inc. (“New Gold”). Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold has been designated as available for sale for accounting purposes.

ACQUISITION OF GOLD EAGLE

On July 30, 2008, the Company entered into an agreement with Gold Eagle Mines Ltd. (“Gold Eagle”) to acquire Gold Eagle pursuant to a plan of arrangement.  Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada, and furthers Goldcorp’s strategy of adding high quality gold reserves and pursuing responsible growth in the districts where it already operates.

Gold Eagle shareholders approved the transaction on September 25, 2008, upon which Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million warrants to former Gold Eagle shareholders. The transaction has been accounted for as an asset purchase for accounting purposes. The purchase consideration, net of cash, cash equivalents and non-cash operating working capital acquired, has been allocated to mining interests.

GOLDCORP | 2

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)
			Three Months Ended
	September 30		June 30		March 31		December 31
	2008	2007	2008	2007	2008	2007	2007	2006

Revenues	$552.2	$524.0	$631.7	$528.8	$626.7	$474.2	$679.8	$477.7

Gold produced (ounces)	557,400	545,000	551,600	526,000	521,900	552,900	622,600	579,100

Gold sold (ounces)	550,500	524,000	556,200	536,900	517,800	527,000	623,100	585,500

Average realized gold price (per ounce)	$865	$685	$897	$665	$932	$650	$797	$620

Average London spot gold price (per ounce)	$872	$680	$896	$667	$925	$650	$786	$604

Earnings from operations	$99.4	$155.4	$136.2	$135.9	$219.4	$125.4	$195.6	$(60.9)

Net earnings (loss) from continuing operations	$297.2	$70.3	$(9.2)	$(9.0)	$229.5	$117.5	$196.6	$55.3

Net earnings from discontinued operations	$-	$5.5	$-	$11.9	$-	$7.4	$59.9	$10.6

Net earnings (loss)	$297.2	$75.8	$(9.2)	$2.9	$229.5	$124.9	$256.5	$66.0

Earnings (loss) per share from continuing operations Basic	$0.42	$0.10	$(0.01)	$(0.01)	$0.32	$0.17	$0.28	$0.09
Diluted	$0.42	$0.10	$(0.01)	$(0.01)	$0.32	$0.17	$0.28	$0.09

Earnings (loss) per share Basic	$0.42	$0.11	$(0.01)	$0.00	$0.32	$0.18	$0.36	$0.11
Diluted	$0.42	$0.11	$(0.01)	$0.00	$0.32	$0.18	$0.36	$0.11

Cash flow from operating activities of continuing operations	$217.1	$189.0	$184.7	$120.8	$216.3	$111.3	$229.6	$230.5

Total cash costs of continuing operations (per gold ounce) (2)(3)	$346	$160	$308	$166	$240	$217	$208	$183

Dividends paid	$32.1	$31.7	$32.0	$31.7	$31.9	$31.6	$31.9	$27.5

Cash and cash equivalents	$453.9	$599.6	$1,160.8	$254.2	$1,268.9	$383.5	$510.8	$526.3

Total assets	$19,017.0	$18,233.9	$18,012.1	$17,738.2	$17,868.4	$17,894.4	$18,952.2	$17,965.9

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))
Revenues	$552.2	$554.1	$631.7	$567.0	$626.7	$505.6	$708.9	$513.3
Gold produced (ounces)	557,400	556,200	551,600	539,500	521,900	558,000	638,900	587,900
Gold sold (ounces)	550,500	537,200	556,200	546,400	517,800	531,300	638,500	559,400
Total cash costs (per gold ounce) (2)(3)	$346	$140	$308	$133	$240	$181	$195	$160

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine were reclassified as discontinued operations, in accordance with GAAP.  Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(3)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

GOLDCORP | 3

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results
Three months ended September 30, 2008 compared to the three months ended September 30, 2007

The net earnings for the three months ended September 30, 2008 were impacted significantly by the following factors:

•	Revenues increased by $28.2 million, or 5%, in the third quarter, as compared to the third quarter of 2007, primarily as a result of higher realized gold prices, which increased by 26% over last year;
•
Operating expenses increased by $60.9 million as a result of the acquisition of the additional interests in Porcupine and Musselwhite ($25.9 million), the commencement of commercial production at Los Filos ($14.9 million), and higher operating costs related to increases in labour, consumables and maintenance;

•	Lower interest expense as a result of the repayment of all borrowings outstanding during the first quarter, and higher interest income resulting from the higher cash and cash equivalents balance;
•
A $240.2 million non-cash foreign exchange gain in the quarter on the revaluation of future income tax liabilities on mineral interests arising from acquisitions, compared to a $2.6 million non-cash foreign exchange gain in the third quarter of 2007;

•	A $15.9 million non-hedge derivative gain on copper forward contracts, compared to a $17.5 million loss in the same period last year;
•	A $22.7 million loss on securities due to the permanent impairment in value of an equity investment;
•	The third quarter of 2007 included net earnings from discontinued operations of $5.5 million from La Coipa, which was disposed of on December 21, 2007.

Adjusted net earnings amounted to $64.7 million (1) for the three months ended September 30, 2008, compared to $82.3 million in the same period last year. In addition to the factors noted above, lower adjusted net earnings were also impacted by a higher effective tax rate in 2008, excluding the impact of the foreign exchange gain on the revaluation of future income tax liabilities, which was due to increased taxable foreign exchange gains denominated in local currency in foreign tax jurisdictions resulting from increased volatility in foreign exchange rates.

Three months ended September 30, 2008 compared to the three months ended June 30, 2008

Compared to the prior quarter, net earnings for the three months ended September 30, 2008 were impacted significantly by the following factors:
•	Revenues decreased by $79.5 million, or 13%, as a result of a 4% decrease in realized gold prices, an 11% decrease in copper sales volume, and a 37% decrease in realized copper prices;
•
$39.8 million decrease in operating expenses, resulting from lower sales volumes ($15.4 million), lower YMAD and export retention tax payments in Alumbrera ($10.9 million), and higher in-circuit inventory at Los Filos;

•	Stock option expense was $4.3 million lower, primarily due to the immediate vesting of one third of the restricted share units granted in June 2008;
•
A $240.2 million non-cash foreign exchange gain in the quarter on the revaluation of significant future income tax liabilities on mineral interests arising from acquisitions, compared to a $98.4 million loss in the second quarter. The increase is primarily due to the weakening of the Mexican peso;

•	A non-hedge derivative gain of $15.9 million compared to a $0.7 million loss in the second quarter;
•	A $22.7 million loss on securities due to the permanent impairment in value of an equity investment.

Adjusted net earnings were $64.7 million (1) in the third quarter, compared to $83.2 million in the second quarter. In addition to the factors noted above, lower adjusted earnings are also the result of a higher effective tax rate in the third quarter due to higher taxes payable on foreign earnings from the foreign exchange gains, and increases in operating costs, primarily fuel, labour and maintenance.

GOLDCORP | 4

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

The net earnings for the nine months ended September 30, 2008 were impacted significantly by the following factors:

•
Revenues increased by $283.6 million, or 19% in the nine months ended September 30, 2008, as compared to the same period in 2007, primarily as a result of higher realized gold prices, which increased by 34% over last year and a 2% increase in sales volume;

•
Operating expenses increased by $188.7 million, to $856.5 million (2007 - $667.8 million), primarily due to the impact of the acquisition of additional interests in Porcupine and Musselwhite ($94.5 million) and the commencement of commercial production at Los Filos ($48.0 million);

•
Production increased slightly, by 1%, compared to the prior year. The production ounces from the acquisition of the Company’s additional interests in Porcupine and Musselwhite and the commencement of commercial production at Los Filos in the first quarter of 2008 were offset by production shortfalls at the Red Lake Mines and San Dimas due to lower grades, and Alumbrera due to the high gypsum content in the mined ore, which resulted in lower grades;

•	The 8% strengthening of the Canadian dollar against the US dollar negatively impacted the earnings of the Canadian operations by approximately $28.4 million when compared to the same period in 2007;
•
A $136.5 million after tax gain ($292.5 million before tax) was recorded on the disposition of the Silver Wheaton shares in the nine months ended September 30, 2008. In the same period of 2007, a $6.5 million after tax gain ($40.2 million before tax) was recorded on the sale of the Peak and Amapari mines;

•	Lower interest expense as a result of the repayment of all borrowings outstanding during the first quarter, and higher interest income resulting from the higher cash and cash equivalents balance;
•
A $85.2 million non-cash foreign exchange gain in the nine months ended September 30, 2008 on the revaluation of future income tax liabilities on mineral interests arising from acquisitions, compared to a $48.5 million non-cash foreign exchange loss in the same period in 2007;

•	A $16.4 million loss on non-hedge derivatives, compared to a $52.7 million loss in the same period in 2007;
•	A $22.7 million loss on securities due to the permanent impairment in value of an equity investment;
•	The nine months ended September 30, 2007 included net earnings from discontinued operations of $24.8 million from La Coipa, which was disposed of on December 21, 2007.

Adjusted net earnings amounted to $312.6 million (1) for the nine months ended September 30, 2008, compared to $260.5 million in the same period last year. Higher adjusted net earnings are primarily the result of significant increases in realized gold prices ($894 per ounce compared to $666 in the same period last year), partially offset by higher operating costs and the disposition of La Coipa, as noted above. Total cash costs per ounce of $298 for the nine months ended September 30, 2008, as compared to $181 in the same period in 2007, increased significantly, primarily due to lower by-product sales as a result of lower copper production and lower realized copper prices, increased labour costs, the rising cost of consumables, unplanned maintenance costs, and the strengthening of the Canadian dollar and Mexican peso.

(1)
Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 27 for a reconciliation of adjusted net earnings to reported net earnings.

GOLDCORP | 5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended September 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per ounce)
Red Lake	2008	$139.3	160,100	159,000	$875	$60.4	$297
	2007	118.0	163,400	172,000	684	44.6	271
Porcupine (1)	2008	59.8	69,000	69,000	865	1.3	583
	2007	25.5	36,800	37,300	680	0.3	483
Musselwhite (1)	2008	45.0	52,300	52,600	857	5.3	597
	2007	27.4	39,800	40,400	677	2.8	490
San Dimas (2) (3)	2008	18.9	19,000	19,100	868	2.8	436
	2007	30.4	36,000	34,900	680	1.3	224
Los Filos (3)	2008	42.1	47,400	47,600	869	14.5	391
	2007	6.4	21,700	9,100	694	3.7	249
El Sauzal (2)	2008	63.7	76,200	73,600	861	24.1	147
	2007	56.0	77,600	81,000	683	17.1	117
Peñasquito (7)	2008	-	7,200	-	-	-	-
	2007	-	-	-	-	-	-
Marlin (2)	2008	51.7	51,000	51,000	833	12.7	304
	2007	47.3	58,700	57,000	679	17.5	176
Alumbrera (2)	2008	95.3	34,400	38,100	871	12.5	(112)
	2007	151.0	66,000	49,600	704	69.2	(1,057)
Marigold	2008	19.2	21,800	21,800	879	-	693
	2007	13.4	21,800	19,700	681	(1.2)	580
Wharf	2008	13.8	15,900	14,600	859	5.6	408
	2007	8.8	12,200	12,000	690	3.1	338
San Martin (4)	2008	3.7	3,100	4,100	888	(1.4)	-
	2007	7.7	11,000	11,000	691	1.4	498
Terrane	2008	-	-	-	-	(1.5)	-
	2007	-	-	-	-	(1.7)	-
Other (5)	2008	(0.3)	-	-	-	(36.9)	-
	2007	32.1	-	-	-	(2.7)	-
Total – continuing operations	2008	$552.2	557,400	550,500	$865	$99.4	$346
	2007	524.0	545,000	524,000	685	155.4	160
La Coipa (6)	2008	-	-	-	-	-	-
	2007	30.1	11,200	13,200	682	10.0	(671)
Total – including discontinued operations (for information only)	2008	$552.2	557,400	550,500	$865	$99.4	$346
	2007	554.1	556,200	537,200	685	165.4	140

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% ownership of the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

(3)
The Los Filos project achieved commercial production on January 1, 2008 per Canadian GAAP.  The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. At September 30, 2008, Goldcorp had $14.8 million in inventory and other assets associated with San Martin on its Balance Sheet. Management is currently assessing the recoverable value of these assets. The amount of impairment, if any, is not known at this time but is expected to be finalized in the fourth quarter. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(5)
Includes costs of sales from silver sales in San Dimas, corporate activities and the operating results of Silver Wheaton to February 14, 2008, the date of disposition, and Peak to April 27, 2007, the date of disposition.

(6)	La Coipa operating results are included in discontinued operations until December 21, 2007, the date of disposition.

(7)	Pre-commercial production ounces.

GOLDCORP | 6

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Nine months ended September 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per ounce)
Red Lake	2008	$385.8	438,200	429,900	$896	$160.2	$332
	2007	347.9	516,300	519,800	668	145.1	249
Porcupine (1)	2008	188.6	206,300	209,600	898	8.0	623
	2007	75.8	115,000	113,600	665	4.8	451
Musselwhite (1)	2008	129.3	141,200	145,000	891	10.0	657
	2007	76.4	114,500	115,000	663	7.2	476
San Dimas (2) (3)	2008	67.8	62,600	65,000	900	10.4	461
	2007	87.6	103,700	103,400	665	4.6	225
Los Filos (3)	2008	142.2	154,200	156,400	900	53.7	384
	2007	14.7	38,000	21,600	672	6.9	295
El Sauzal (2)	2008	179.4	200,400	199,300	895	73.7	151
	2007	150.9	224,100	223,100	668	42.3	120
Marlin (2)	2008	195.0	172,600	174,800	894	80.8	167
	2007	132.7	159,200	160,800	666	51.5	154
Peñasquito (7)	2008	-	7,200	-	-	-	-
	2007	-	-	-	-	-	-
Alumbrera (2)	2008	385.4	126,400	122,300	909	133.3	(827)
	2007	410.1	160,000	140,600	673	160.9	(846)
Marigold	2008	62.2	69,000	68,800	902	7.2	637
	2007	35.8	54,700	53,700	667	(7.1)	634
Wharf	2008	41.1	42,500	43,300	890	14.9	468
	2007	28.3	38,800	40,500	669	9.2	343
San Martin (4)	2008	9.2	10,300	10,100	903	(3.7)
	2007	24.8	36,500	36,800	669	5.2	469
Terrane	2008	-	-	-	-	(4.4)	-
	2007	-	-	-	-	(4.6)	-
Other (5)	2008	24.6	-	-	-	(89.1)	-
	2007	142.0	63,100	59,000	-	(9.3)	-
Total – continuing operations	2008	$1,810.6	1,630,900	1,624,500	$897	$455.0	$298
	2007	1,527.0	1,623,900	1,587,900	666	416.7	181
La Coipa (6)	2008	-	-	-	-	-	-
	2007	99.7	29,800	27,000	670	41.6	(1,621)
Total – including discontinued operations (for information only)	2008	$1,810.6	1,630,900	1,624,500	$897	$455.0	$298
	2007	1,626.7	1,653,700	1,614,900	666	458.3	151

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% ownership of the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

(3)
The Los Filos project achieved commercial production on January 1, 2008 per Canadian GAAP.  The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. At September 30, 2008, Goldcorp had $14.8 million in inventory and other assets associated with San Martin on its Balance Sheet. Management is currently assessing the recoverable value of these assets. The amount of impairment, if any, is not known at this time but is expected to be finalized in the fourth quarter. Where noted, certain results for 2008 have been presented excluding San Martin for informational purposes only.

(5)
Includes costs of sales from silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and the Peak and Amapari mine operating results to April 27, 2007 and March 31, 2007, the respective dates of disposition.

(6)	La Coipa operating results are included in discontinued operations until December 21, 2007, the date of disposition.

(7)	Pre-commercial production ounces.

GOLDCORP | 7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada
	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore milled	198,800	185,300	170,300	205,800	170,400
Average mill head grade (grams/tonne)	26	26	23	28	31
Average recovery rate	96%	96%	96%	96%	97%
Gold (ounces)
– Produced	160,100	149,600	128,500	184,300	163,400
– Sold	159,000	141,500	129,400	195,100	172,000
Average realized gold price (per ounce)	$875	$890	$928	$796	$684
Total cash costs (per ounce)	$297	$339	$369	$291	$271
Financial Data
Revenues	$139.3	$126.2	$120.3	$155.5	$118.0
Depreciation and depletion	$26.5	$21.5	$18.6	$27.1	$22.3
Earnings from operations	$60.4	$51.3	$48.5	$68.0	$44.6
Expenditures for mining interests	$22.9	$22.0	$30.8	$33.4	$20.0

Red Lake production continued to increase each quarter this year.  The mine has averaged 2,160 tonnes per day in the third quarter. Gold production in the third quarter of 2008 was 160,100 ounces, at a total cash cost of $297 per ounce, compared to 163,400 ounces, at a total cash cost of $271 per ounce, during the corresponding period last year.  Despite the ramp up in mill throughput from the beginning of the year, manpower shortages, and delays in completion of the #3 shaft have impacted the current year expectations. While the shaft is not currently operating to the level of its intended use, limited quantities of ore, waste and personnel are being transported, hence depreciation of the shaft commenced July 1, 2008. Production was negatively impacted by 16% lower grade compared to the prior year, due to timing of the mining cycle, and the addition of lower grade sulphide ore from the upper Red Lake Complex. Cash costs were $26 per ounce higher as compared to the third quarter of 2007. Lower production contributed to 85%, or $22 per ounce, of the increase in costs and higher cost of sales accounted for 19%, or $5 per ounce, partially offset by 4%, or $1 per ounce, for foreign exchange.

Compared to the second quarter of 2008, Red Lake produced 10,500 more ounces with a corresponding decrease in cash costs of $42 per ounce, of which 90%, or $38 per ounce, was attributable to the higher production and 31%, or $13 per ounce, to the weakening in the Canadian dollar compared to the prior quarter, partially offset by a 21%, or $9 per ounce, increase in cost of sales.  The average mill feed grade remained constant at 26 grams per tonne and mill throughput increased by 7% this quarter.

Underground infrastructure development continued with the second phase of the ventilation upgrade, which will provide 600,000 cubic feet of ventilation per minute and the ore handling system, both of which are expected to be completed by year end.  The ventilation upgrade will increase clean air flows into the bottom section of the mine. Mining flexibility will continue to be limited in the year to come, due to lower than anticipated underground exploration and development advances in the high grade zone during the expansion project.  Infrastructure supporting the #3 shaft will be completed by year end and the new dewatering system is expected to be operational early in 2009.

GOLDCORP | 8

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada (1)

	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore milled	921,700	901,300	964,800	592,300	484,900
Average mill head grade (grams/tonne)	2.64	2.61	2.37	2.26	2.44
Average recovery rate (%)	93%	92%	93.5%	93%	94%
Gold (ounces)
– Produced	69,000	70,500	66,800	43,400	36,800
– Sold	69,000	70,700	69,900	44,800	37,300
Average realized gold price (per ounce)	$865	$894	$935	$794	$680
Total cash costs (per ounce)	$583	$652	$634	$584	$483
Financial Data
Revenues	$59.8	$63.3	$65.5	$35.6	$25.5
Depreciation and depletion	$15.6	$19.4	$10.8	$9.8	$7.0
Earnings (loss) from operations	$1.3	$(2.6)	$9.3	$(0.5)	$0.3
Expenditures for mining interests	$13.0	$12.7	$10.0	$7.9	$8.7

(1)
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

The first quarter in 2008 marked the first full quarter with Goldcorp carrying 100% ownership in the Porcupine operations. Reference to quarter over quarter results will assume comparisons based on equal weightings due to the acquisition of Kinross Gold Corporation’s 49% interest in Porcupine Gold Mines.

On a 100% basis, gold production for the current quarter was 4%, or 3,200 ounces, less than in the third quarter of 2007, mainly due to a 3% decrease in mill throughput and an increase in inventory held in circuit. The three main operations in production during the period were the Hoyle Pond underground (38% of production), the Pamour open pit (45% of production) and the Dome underground (9% of production) supplemented with additional ore which was processed from the stockpiles and ramp recovery project (8% of production).  In comparison to the prior year, Hoyle Pond experienced 12% higher grades and 15% lower tonnage due to sequencing. Pamour Pit ore, including stockpile, increased tonnage by 87% and grade improved by 33% over the third quarter in 2007 as the pit moved into higher grade and lower strip ratio ore. Goldcorp announced during the quarter that stripping at Pamour has been deferred. Operations will switch to ore from stockpiles with minimal impact on production levels, as mining of the final stages of Pamour pit will be deferred until late in the Porcupine mine life. Dome underground tonnage has improved by 13% over the same quarter last year but grades were 17% lower as the majority of the tonnage continues to come from the lower grade bulk zone. Difficulties handling sand fill (from the old underground workings) in the ore continued for most of the quarter and an underground screening plant was commissioned late in September to increase production by separating sand fill from ore.

Cash costs were 21%, or $100 per ounce, higher than in the third quarter of 2007 due to higher operating costs ($70 per ounce impact, or 70%),  and reduced ounces ($31 per ounce impact, or 31%), slightly offset by a stronger Canadian dollar ($1 per ounce impact).  The increase in operating costs was attributable to labour ($1.3 million), maintenance repair parts ($1.3 million), diesel fuel ($1.8 million), and contractor services ($1.6 million).

Gold production was 2% lower than in the second quarter of 2008 due to an increase in ounces from in-circuit inventory.  Hoyle Pond operations experienced improved grades (6%) and a 12% decrease in tonnage; the Pamour pit operations experienced an improvement in both tonnage (4%) and grade (7%). Dome underground’s tonnage has improved by 24% over this past quarter due to commissioning of the sand screening plant but experienced a 3% lower grade.  Cash costs were 11%, or $69 per ounce, lower than the second quarter due to lower operating costs ($61 per ounce, or 88%) and a weaker Canadian dollar ($24 per ounce, or 35%), partially offset by reduced

GOLDCORP | 9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

ounces ($16 per ounce, or 23%). The lower operating costs were associated with lower labour levels ($1.3 million), electricity ($0.2 million) and fuel costs ($0.4 million).

Deep drilling beneath the main ore body at the Hoyle Pond operation continues to demonstrate continuity of mineralized structures and key stratigraphy at depth.

Subsequent to the end of the quarter, negotiations commenced with the labour union to renew the Collective Bargaining Agreement which expires on October 31, 2008.

GOLDCORP | 10

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada (1)

	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore milled	316,600	324,300	270,200	223,900	228,700
Average mill head grade (grams/tonne)	5.60	5.00	4.86	5.60	5.53
Average recovery rate (%)	96%	95%	95%	95%	96%
Gold (ounces)
– Produced	52,300	50,100	38,800	41,200	39,800
– Sold	52,600	49,400	43,000	39,400	40,400
Average realized gold price (per ounce)	$857	$897	$926	$788	$677
Total cash costs (per ounce)	$597	$644	$746	$534	$490
Financial Data
Revenues	$45.0	$44.4	$39.9	$31.0	$27.4
Depreciation and depletion	$6.6	$6.1	$5.9	$5.6	$4.5
Earnings from operations	$5.3	$4.2	$0.5	$3.6	$2.8
Expenditures for mining interests	$6.7	$11.8	$7.4	$8.8	$8.0

(1)
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

The first quarter 2008 marked the first full quarter with Goldcorp carrying 100% ownership in the Musselwhite mine. Reference to quarter over quarter results will assume comparisons based on equal weightings due to the acquisition of Kinross Gold Corporation’s 32% interest.

On a 100% basis, Musselwhite’s gold production for the current quarter was 11%, or 6,200 ounces, lower than the corresponding quarter of 2007.  Of the production shortfall, half was due to 6% lower ore tonnage resulting from a planned power line maintenance shutdown and the other half was due to an increase in in-circuit inventory.    The PQ Deeps, which contains higher grade ore, some of which is being mined, will be a key future mining area for Musselwhite. Cash costs were 22%, or $107  per ounce, higher than in the same period last year due to reduced ounces ($63 per ounce impact, or 59%), higher operating costs ($43 per ounce impact, or 40%), and a stronger Canadian dollar ($1 per ounce impact, or 1%).  Higher operating costs were the result of increased consumables ($1.2 million), energy ($0.7 million) and labour costs ($0.8 million), partially offset by reduced maintenance costs for the new mobile fleet.

Comparing the current quarter to the previous quarter, gold production was 4% (2,200 ounces) higher, due to a 12% increase in grade,  offset partially by 2% lower ore tonnage and an increase in in-circuit inventory.  Cash costs of $597 per ounce were 7%, or $47 per ounce, lower compared to the second quarter, primarily as a result of higher gold production, which favourably impacted costs by $38 per ounce, or 81%.  The weaker Canadian dollar accounted for a further $18 per ounce cost reduction, or 38%, partially offset by a $9 per ounce, or 19%, increase associated with higher operating costs.

Delineation drilling has extended both the PQ Deeps and Thunderwolves zones each a further 50m north.  The North Shore deep drilling remains in progress to target down dip extensions of the mineralization intersected in 2007.

GOLDCORP | 11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

San Dimas mine, Mexico (1)
	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore milled	161,300	150,200	173,200	177,300	167,700
Average mill head grade (grams/tonne)
– Gold	3.78	4.15	4.72	5.79	7.15
– Silver	234	264	302	354	381
Average recovery rate (%)
– Gold	97%	98%	97%	96%	93%
– Silver	93%	95%	94%	91%	91%
Produced (ounces)
– Gold	19,000	19,500	24,100	31,500	36,000
– Silver	1,132,600	1, 210, 900	1,494,800	1,829,400	1,865,600
Sold (ounces)
– Gold	19,100	19,000	26,900	28,900	34,900
– Silver	1,028,500	1,189,300	1,655,800	1,682,000	1,900,000
Average realized price (per ounce)
– Gold	$868	$904	$921	$781	$680
– Silver (2)	$3.95	$3.95	$3.95	$3.94	$3.90
Total cash costs per gold ounce (2)	$436	$597	$383	$285	$224
Financial Data
Revenues	$18.9	$20.8	$28.1	$28.6	$30.4
Depreciation and depletion	$3.6	$0.4	$7.4	$8.4	$10.6
Earnings from operations	$2.8	$1.8	$5.8	$(0.1)	$1.3
Expenditures for mining interests	$7.9	$9.9	$7.4	$20.7	$20.0

(1)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(2)	Silver was sold to Silver Wheaton at a price of $3.95 per ounce ($3.90 prior to November 2007). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

During the third quarter of 2008, the San Dimas mine produced 19,000 ounces of gold and 1.13 million ounces of silver, which was a 47% decrease in gold production and a 39% decrease in silver production compared with the third quarter of 2007, primarily due to the lower ore grades from the Roberta and Robertita veins.   Mill throughput decreased by 4% compared to the same period last year. Enhancements to the process facility have resulted in a 4% and 2% higher recovery for gold and silver production compared with the same period in 2007.

Cash costs for the quarter  increased by 95%, or $212 per ounce, compared with the same period in 2007, primarily due to the lower gold and silver production ($171 per ounce), the stronger Mexican peso ($27 per ounce) and increased operating costs ($14 per ounce). The cost increase was mainly driven by the increased hauling cost from the deeper levels of the Central Block where an ore pass is currently being constructed to reduce future haul distances and associated haulage costs.

Compared to the second quarter of 2008, gold and silver production decreased by 3% and 6% respectively, due to the lower grades from the Roberta and Robertita veins.   Mill throughput increased by 7% compared to the previous quarter due to the incorporation of ore from the Tayoltita mine into the process.  Cash costs for the quarter were 27% lower, or $161 per ounce, compared to the second quarter, primarily due to lower operating costs and the benefit of lower power costs from the Las Truchas power plant ($53 per ounce).

Exploration and development activities included seven drills in operation during the quarter.

GOLDCORP | 12

Los Filos mine, Mexico (1)

	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore mined	5,361,300	5,592,500	5,145,700	-	-
Tonnes of waste removed	5,694,900	4,569,000	5,685,400	-	-
Ratio of waste to ore	1.1	0.82	1.11	-	-
Tonnes of ore processed	5,429,300	5,725,700	4,911,300	35,800	35,300
Average grade processed (grams/tonne)	0.61	0.60	0.75	5.92	8.47
Average recovery rate (3)	37%	34%	40%	87%	87%
Gold (ounces)
– Produced	47,400	58,500	48,300	33,900	21,600
– Sold	47,600	58,400	50,400	5,600	9,200
Average realized gold price (per ounce)	$869	$899	$932	$774	$694
Total cash costs (per ounce) (2)	$391	$470	$277	$401	$249
Financial Data
Revenues	$42.1	$53.1	$47.0	$4.4	$6.4
Depreciation and depletion	$8.2	$9.4	$8.7	$0.6	$0.3
Earnings from operations	$14.5	$16.3	$22.9	$0.9	$3.7
Expenditures for mining interests	$12.9	$10.0	$12.3	$(11.3)	$26.8

(1)
The Los Filos open pit mine commenced commercial production on January 1, 2008. Prior period figures include pre-commercial production ounces from the open pit and production from the small underground operation (Nukay), which had previously been included in the Luismin operations. Pre-production sales revenue associated with the open pit mine was credited against capitalized project costs prior to January 1, 2008.

(2)
Cash costs per ounce for the Los Filos open pit were $357 for the third quarter of 2008 compared to $435 in the second quarter and $234 in the first quarter. When combined with Nukay, cash costs were $391 per ounce in the third quarter.

(3)
Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

The Los Filos open pit mine commenced commercial production on January 1, 2008.  The operation’s primary production measures increased consistently through the first two quarters.  During the third quarter ground movement under the leach pad required that remedial measures be adopted.  To restore stability, approximately 400,000 tonnes of material was relocated to other areas on the pad, irrigation was halted to specific areas, a buttress was constructed and the stacking sequence was modified.  Construction of the third stage of the pad is being accelerated to provide additional leach pad space for future operations.  All solution remains contained within the structures of the heap leach pad.  As a result of these measures, at the end of the third quarter Los Filos had 21 hectares of ore under leach, down from 31 hectares at the end of the second quarter. These actions have reduced gold production during the quarter.

Ore stacking continued at a rate of 1.8 million tonnes per month leading to a significant build-up in inventory.  The stacking rate and average pregnant solution processing were 5% and 9% lower, respectively, than the previous quarter because of the reasons cited above. Gold production was 40,400 ounces, which was 11,500 ounces or 22% lower than the production in the prior quarter.  Total tonnes mined increased with a 9% or 1 million tonne increase over the prior quarter. Cash costs for the open pit operation for the three months ended September 30, 2008 were $357 per ounce, an 18% or $78 per ounce decrease, primarily a result of increased in-circuit inventory levels due to the production interruptions from the pad movement.

Production from the supplementary underground operation increased 6%, to 7,000 ounces, in the third quarter, at a 14% reduced cash cost of $630 per ounce.

GOLDCORP | 13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore mined	630,200	614,500	636,500	618,000	701,100
Tonnes of waste removed	990,800	896,900	1,131,300	1,261,600	1,179,100
Ratio of waste to ore	1.6	1.5	1.8	2.0	1.7
Tonnes of ore milled	524,400	516,500	508,900	534,900	574,700
Average mill head grade (grams/tonne)	4.75	4.32	3.69	5.11	4.46
Average recovery rate	95%	94%	94%	94%	94%
Gold (ounces)
– Produced	76,200	67,700	56,500	82,800	77,600
– Sold	73,600	67,700	58,000	83,400	81,000
Average realized gold price (per ounce)	$861	$900	$930	$799	$683
Total cash costs (per ounce)	$147	$149	$159	$118	$117
Financial Data
Revenues	$63.7	$61.4	$54.3	$66.9	$56.0
Depreciation and depletion	$28.3	$24.5	$21.4	$23.1	$28.4
Earnings from operations	$24.1	$26.2	$23.4	$31.3	$17.1
Expenditures for mining interests	$(2.8)	$8.4	$2.3	$0.7	$1.5

El Sauzal mine operations completed the third quarter of 2008 with 2% fewer ounces produced than in the same period last year, but 13% higher gold production compared to the second quarter of 2008.  The ore grade was 4.75 grams per tonne, which was 7% higher than in the same period last year and 10% higher than in the second quarter. Gold production was 76,200 ounces, at a total cash cost of $147 per ounce, compared to production of 77,600 ounces, at a cash cost of $117 per ounce, in the same period last year. The 26% increase in cash costs was due to lower gold sales and increased cost of power and consumables during the third quarter of 2008.  The increase in production compared to the second quarter was due to higher ore grade from the pit.

Compared with the third quarter of 2007, ore and waste tonnes were lower by 10% and 16%, respectively, primarily due to lower equipment availability and reduced mining space as the mine nears the later stages of its life, while total tonnes milled were 50,300 lower due to high clay content and increased hardness.

However, tonnes milled were 7,900 tonnes higher than in the second quarter. The orebody continues to outperform modeled grade estimates.

GOLDCORP | 14

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore milled	387,700	373,400	552,500	506,800	462,200
Average mill head grade (grams/tonne)
– Gold	4.86	4.41	4.37	4.73	4.36
– Silver	98	87	88	84	86
Average recovery rate (%)
– Gold	91%	90%	91%	90%	91%
– Silver	61%	60%	59%	56%	63%
Produced (ounces)
– Gold	51,000	51,300	70,300	68,000	58,700
– Silver	699,600	673,700	906,700	771,000	793,600
Sold (ounces)
– Gold	51,000	56,400	67,400	71,900	57,000
– Silver	693,500	743,000	949,700	938,100	675,000
Average realized gold price (per ounce)	$833	$901	$934	$799	$679
Total cash costs (per ounce) (1)	$304	$176	$55	$121	$176
Financial Data
Revenues	$51.7	$63.7	$79.6	$71.0	$47.3
Depreciation and depletion	$13.5	$14.2	$16.6	$26.9	$10.1
Earnings from operations	$12.7	$26.1	$41.3	$21.3	$17.5
Expenditures for mining interests	$9.8	$8.1	$3.6	$9.8	$5.4

(1)
The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the quarter ended September 30, 2008  would be $400 per ounce of gold and $6.08 per ounce of silver (2007 – $268 and $4.94, respectively).

During the third quarter of 2008 the Marlin mine produced 51,000 ounces of gold and 699,600 ounces of silver, which was a slight decrease in gold and a 4% increase in silver production over the previous quarter. The gold production for the quarter was 13% lower than the production in the third quarter of 2007 and silver production was 12% lower.  Mill throughput decreased by 16% compared to the same period last year and increased by 4% over the previous quarter.  The decrease in tonnes and ounces compared to the third quarter of 2007 was mainly due to power interruptions in the month of July, during which 25 days of plant production was lost.  The tonnes and ounces produced in the third quarter were very similar to the production in the previous quarter due to similar losses in operating days arising from power interruptions in both quarters. Production was also affected by a wetter than normal rainy season which caused throughput issues in the crushing plant. Gold and silver grades of processed material were higher in the third quarter of 2008 than in both the previous quarter and in the third quarter of 2007, due to the processing of the high grade underground ore mined and stockpiled during the power interruption.

The underground mine operated on generator power in order to maintain production during the power outages in July in the same manner as June of the previous quarter. Long-hole stoping continues to favorably impact underground production, which was significantly higher than the third quarter of 2007. Underground tonnage averaged 1,503 tonnes per day (tpd) for the third quarter 0f 2008 compared to 1,417 tpd during the second quarter of 2008 and 1,084 tpd during the third quarter of 2007.

Cash costs on a by-product basis for the third quarter were $304 per ounce compared to $176 in the second quarter of 2008 and $176 in the third quarter of 2007, an increase of $128 per ounce. 43% of the third quarter cost increase is due to the lower sales volumes arising from the power interruptions.  In addition, the costs incurred during the power interruption in June were included as part of the

GOLDCORP | 15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

stockpile inventory that was processed in the third quarter, the non-recurring impact of this being $68 per ounce.  As compared to the third quarter of 2007, costs were also negatively impacted by higher prices of consumables such as diesel, electricity, reagents and tires.

The crusher modifications were completed in the third quarter of 2008 and are fully functional.  The water treatment plant is expected to be ready for commissioning before year end.

GOLDCORP | 16

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)
	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore mined	3,960,500	1,910,400	1,261,100	2,475,000	2,133,400
Tonnes of waste removed	6,562,100	7,084,300	7,394,700	7,469,400	7,476,800
Ratio of waste to ore	1.7	3.7	5.9	3.0	3.5
Tonnes of ore milled	3,361,900	3,508,000	3,442,400	3,561,000	3,683,300
Average mill head grade
– Gold (grams/tonne)	0.44	0.47	0.63	0.77	0.78
– Copper (%)	0.46	0.41	0.50	0.58%	0.61%
Average recovery rate (%)
– Gold	72%	77%	74%	80%	73%
– Copper	84%	77%	79%	86%	84%
Produced
– Gold (ounces)	34,400	40,900	51,100	70,600	66,000
– Copper (thousands of pounds)	28,600	24,600	29,700	39,200	40,800
Sold
– Gold (ounces)	38,100	48,200	36,000	86,700	49,600
– Copper (thousands of pounds)	26,400	29,800	19,900	49,100	32,100
Average realized price
– Gold (per ounce)	$871	$902	$960	$807	$704
– Copper (per pound)	$2.48	$3.93	$5.18	$2.64	$3.82
Total cash costs (per gold ounce) (1)	$(112)	$(808)	$(1,610)	$(420)	$(1,057)
Financial Data
Revenues	$95.3	$157.1	$133.0	$188.2	$151.0
Depreciation and depletion	$16.5	$18.1	$14.5	$24.4	$18.1
Earnings from operations	$12.5	$52.6	$68.2	$77.8	$69.2
Expenditures for mining interests	$4.8	$4.2	$4.5	$-	$6.2

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the quarter ended September 30, 2008 would be $511 per ounce of gold and $1.60 per pound of copper (September 30, 2007 – $310 per ounce of gold and $1.73 per pound of copper).

Alumbrera’s copper and gold production was 30% and 48% lower, respectively, compared to the third quarter of 2007 as a result of significantly reduced grades and decreased tonnages milled. Lower grades were due to the transition between pit stages, high gypsum content encountered in the ore, and the increase in milling of low-grade stockpiles. The high gypsum content also resulted in lower tonnes milled.

Compared to the second quarter of 2008, copper and gold production were 16% higher and 16% lower, respectively relative to the second quarter of 2008 due to higher copper grades and recoveries and lower gold grades and recoveries as a new mining stage was entered.

Final modifications to the molybdenum plant were carried out and commissioning was completed.  Molybdenum production increased and the first shipments were made during the quarter, with approximately 120 tonnes of concentrate shipped to the refinery in Chile.   Installation of the new copper concentrator rougher cells is on target for completion in 2008.

Cash costs increased by $945 per ounce, or 89%, compared to the third quarter of 2007, primarily due to lower copper by-product credits ($57 million) due to lower copper sales and realized prices, which were partially offset by decreases due to a lower YMAD royalty ($14 million).

GOLDCORP | 17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs increased by $696 per ounce, or 86%, compared to the second quarter primarily due to lower copper by-product credits ($51 million) due to lower realized copper prices, which were partially offset by decreases due to a lower YMAD royalty ($7 million) and increased low-grade stockpile inventory.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention.  Alumbrera continues to contest the payment of this retention and dialogue with the government is ongoing. The impact of the retention in the third quarter of 2008 was approximately $8.3 million, which has been excluded from cash costs. Had this amount been included, consolidated cash costs would have increased by $15 per ounce. The total amount of retention tax paid to date amounts to $39.5 million (Goldcorp’s share).

GOLDCORP | 18

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 67%)
	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore mined	1,514,500	1,861,500	1,100,300	2,059,900	1,682,600
Tonnes of waste removed	3,435,400	4,158,600	5,891,600	3,803,400	3,740,200
Ratio of waste to ore	2.3	2.2	5.4	1.9	2.2
Tonnes of ore processed	1,514,500	1,861,500	1,100,300	2,059,900	1,682,600
Average head grade (grams/tonne)	0.57	0.56	0.52	0.96	0.75
Average recovery rate (%)	70%	70%	70%	70%	70%
Gold (ounces)
– Produced	21,800	25,200	22,000	39,200	21,800
– Sold	21,800	25,300	21,700	41,400	19,700
Average realized gold price (per ounce)	$879	$899	$930	$796	$681
Total cash costs (per ounce)	$693	$654	$561	$500	$580
Financial Data
Revenues	$19.2	$22.8	$20.2	$33.0	$13.4
Depreciation and depletion	$2.5	$2.6	$2.4	$0.9	$2.9
Earnings (loss) from operations	$-	$1.9	$5.3	$8.3	$(1.2)
Expenditures for mining interests	$1.4	$2.6	$0.7	$0.7	$5.2

Goldcorp’s share of Marigold’s production amounted to 21,800 ounces of gold during the third quarter of 2008, the same as the corresponding period in 2007.   Gold placed on the leach pad during the quarter was 32% lower than the corresponding period in 2007 due to lower tonnage and grade from Antler pit mining versus Basalt Pit mining in 2007.

Pit development was focused on the Basalt pit bottom, Phase 6 of the Antler Pit and waste removal from Phase 5 of the Basalt Pit.   The slightly higher strip ratio in the quarter over the corresponding period of the previous year was the result of fewer ore tonnes mined due to long truck hauls from the bottom of the Antler Pit.  The cash cost of gold produced during the quarter increased by 19% over the third quarter of 2007 due to higher consumable supply costs, primarily attributable to fuel, which increased by 68%.

Gold production during the quarter was 13% lower than in the second quarter of 2008 due to a 17% decrease in gold ounces mined and stacked on the leach pad.  The decrease in ounces stacked was the result of lower ore production caused by long truck hauls from the bottom of the Antler Pit.  Cash costs per ounce increased by 6% from the second quarter to the third quarter, primarily because of the reduction in gold production. Aggregate operating costs quarter over quarter decreased by $2 million, primarily driven by lower labour, fuel and explosive costs.

Development drilling focused on final definition of the Basalt Phase 6.  Exploration drilling continued the evaluation of the Lil’ Gun and Hercules targets along the Trout Creek Fault Zone.

GOLDCORP | 19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States
	Three Months Ended
Operating Data	September 30 2008	June 30 2008	March 31 2008	December 31 2007	September 30 2007
Tonnes of ore mined	824,800	838,000	764,600	838,300	852,500
Tonnes of ore processed	906,500	677,900	661,200	847,800	888,800
Average grade of gold processed (grams/tonne)	0.72	1.24	0.99	0.72	0.87
Average recovery rate (%)	70%	68%	70%	69%	67%
Gold (ounces)
– Produced (note 1)	15,900	15,000	11,600	18,900	12,200
– Sold	14,600	16,600	12,100	16,900	12,000
Average realized gold price (per ounce)	$859	$900	$913	$806	$690
Total cash costs (per ounce)	$408	$448	$568	$429	$338
Financial Data
Revenues	$13.8	$15.9	$11.4	$14.4	$8.8
Depreciation and depletion	$0.8	$0.9	$0.9	$1.1	$0.8
Earnings from operations	$5.6	$6.3	$3.0	$5.0	$3.1
Expenditures for mining interests	$6.8	$2.4	$0.6	$0.2	$0.5

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter, as there is a time delay between placing ore on the leach pad and producing gold.

The Wharf mine produced 15,900 ounces of gold in the third quarter compared with 12,200 ounces in the corresponding period in 2007.  The higher production is attributed to the increased efficiency in the plant recoveries and stripping circuits and increased ore tonnes placed under leach, partially offset by lower grade.  Despite the increase in production, cash costs have increased by 21% due to an increase in the cost of diesel, labour, explosives and other consumables and higher state production taxes.

During the second and third quarters, the mine plan was modified to send lower silver content ore to the plant to achieve a higher gold to silver ratio.  The change in the mining plan, plant modifications and increased ore tonnes placed under leach, accounted for the increase in gold production compared to the previous quarters.  The lower gold grade was expected as it relates to a higher percentage of porphyry ore mined in the Deep Portland and American Eagle pits.  The cash costs decreased compared to the previous two quarters as a result of the higher production and silver credits.

Construction of a new leach pad is expected to be completed in the fourth quarter. The total project cost is $3.8 million, of which $2.9 million was spent in the third quarter.

GOLDCORP | 20

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned development project consisting initially of two open pits, Chile Colorado and Peñasco. The mine is in development, with the current feasibility study envisaging a heap leach operation which started in 2008, followed by a 65,000 tonne per day milling operation in 2009, ramping up to 130,000 tonnes per day in 2010. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 400,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In June 2007, new reserves were calculated using the latest exploration data and the deposit now contains 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open to the north, south, and at depth. Exploration drilling remains in progress.

During the third quarter, several major milestones were achieved at Peñasquito:

•	The SAG Mill #1 cylindrical shell was erected in July.

•	Installation of the primary crusher is now essentially complete.

•	The cylindrical shells of both ball mills were erected and one of the four synchronous motors was installed.

•
Work continued at the tailings facility, with a focus on water reservoir completion by the fourth quarter to begin storing water for milling operations in 2009. The second 70 cubic yard electric mining shovel commenced production in July.  The third shovel is 95% complete and is expected to be operational in November. There are currently 33 haul trucks operating.

•	Flotation recovery tests for gold and silver telluride minerals continue. The program should be completed in the fourth quarter.

•	The construction group has completed over 2.8 million man-hours without a lost-time incident.

The oxide gold plant, which is ancillary to the primary sulphide ore deposit, started up in the second quarter and is running at full capacity and production from the leach pad continues to ramp up. Based on ongoing column tests, the leach kinetics are slower than earlier tests indicated. In addition, the solution recirculation system was not fully operational during the quarter. Through the third quarter, non-commercial production totalled 7,200 ounces of gold and 435,400 ounces of silver. Pre-operational costs incurred prior to commercial production are being capitalized, and the proceeds of any sales during this pre-production phase will be offset against the mining costs.

The oxide crushing plant continues to produce over-liner product for the leach pad. Placement of over-liner should be complete in November.

Drilling during the quarter was targeted at in-fill confirmation, deep zone targets, and metallurgical testing.

Evaluation of various project optimization studies will continue into the fourth quarter.

The first phase of the sulphide process plant remains on track for commissioning during mid 2009 and concentrate production in the fourth quarter.

By the end of the third quarter, of the total feasibility estimate of $1.494 billion, project expenditures and commitments are $1.261 billion, of which $971 million is spent and $290 million is committed.  Included in the commitments is $101 million related to sustaining capital.

GOLDCORP | 21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2007, the indicated gold resource had grown to 2.5 million ounces at an average grade of 7.2 grams per tonne and the inferred gold resource had grown to 1.2 million ounces at an average grade of 6.6 grams per tonne. High grade drill results outside the resource boundary point to significant expansion potential at Éléonore.

In the third quarter of 2008, intensive drilling at Éléonore continued with up to four rigs in operation, concentrating on the deep, north and south extensions of the deposit. Positive drilling results continue to be received with additional high grade intersects in the footwall area.  The focus in 2008 continues to be to better define and understand the deposit and high grade potential of the ore body.

Project work continues on block modeling, with a focus on the higher grade areas in the deposit, including new zones discovered with recent drilling.  Subject to permitting and financial review, work on the 600 metre deep exploration shaft, to improve the ability to advance higher grade exploration targets at depth, is expected to commence in the fourth quarter. Key permit applications for the advanced exploration work including the exploration shaft, the winter road and the temporary airstrip have been submitted to the governmental authorities.

Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and continue developing a collaboration agreement for the future mine.

Hydro-Québec started clearing work for the construction of an initial 69 kV power line to the site, which will be operational by mid-2010. The mine environmental and social impact assessment (ESIA) work is continuing.

Capital expenditures in the third quarter of 2008 amounted to $27.1 million, consisting of exploration drilling and infrastructure construction.  Cumulative expenditures to date since acquisition amounted to $131.5 million.  At September 30, 2008, Goldcorp’s investment in Éléonore is $756.2 million.

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo is a 22 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 8.9 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.

At the Pueblo Viejo project in the Dominican Republic, a three and a half year construction period is underway with significant progress being made on the demolition of historical facilities and site preparation work.  Over one-third of the estimated $2.7 billion pre-production capital (100% basis) has been committed or is subject to firm pricing and the project is tracking within budget.  Under an accelerated procurement plan, most of the long lead time items have been secured, including the mills, autoclaves, tanks, oxygen plant and the mining fleet. Equipment is currently being delivered to the site.  Agreements were entered into to purchase heavy fuel oil electricity generation for the project.

To date Goldcorp has invested $216.9 million, $89 million of which was allocated to the project as a result of Goldcorp’s purchase of the Placer assets in 2006, with the balance of $127.9 million being funds invested to finance ongoing project development activities.  The project partners are pursuing approximately $1 billion in project financing.  Barrick, as project manager, continues to work with the Dominican Republic Government in advancing the project.

GOLDCORP | 22

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization.  An estimated resource of 3.87 million tonnes, at an average grade of 15.5 grams per tonne, containing 1.93 million ounces of gold and 8.4 million ounces of silver was announced in 2005.

Construction of two declines to access the ore body from different directions is underway and is expected to reach the ore body early in 2009. Bulk samples will be obtained for metallurgical testing to assist with design optimization of the plant and definition drilling from underground is planned for next year.   The declines will also serve as mine access ramps during the operation of the underground mine.

The mine dewatering program commenced in April, with the use of high temperature pumps and air lift systems. Cooling channels and ponds were constructed and are operational; two additional dewatering wells are planned for the fourth quarter of this year.

Geophysical studies to determine the potential for a geothermal power generation plant were conducted this year with very positive results and the decision to conduct a deep drilling geothermal exploration program was made.   A drill rig capable of drilling to the necessary depth has been contracted and is in route to Guatemala.  An internal prefeasibility study for a geothermal power plant is expected to be completed by year end.

GOLDCORP | 23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Corporate administration	$33.5	$25.8	$100.0	$91.4
Exploration	17.4	11.4	45.2	29.2

Corporate administration costs increased by $7.7 million in the third quarter of 2008 as compared to the same period in 2007 due to increased corporate activity resulting in higher personnel costs ($3.5 million), increases in travel costs ($0.8 million), and higher professional development and training costs ($0.5 million). Also contributing to the higher costs was a $2.9 million increase in the stock option expense of $11.0 million (2007 – $8.1 million), which was higher than the prior year due to the amortization of the options granted in the second quarter of 2008.

For the nine month period ended September 30, 2008, corporate administration costs increased by $8.6 million. Higher costs associated with personnel ($11.0 million), donations ($1.5 million) and travel ($1.7 million) were the main reasons for the increase compared to the prior period, but were partially offset by the elimination of capital taxes in 2008 ($4.0 million) and a $2.3 million decrease in the stock option expense of $30.7 million for the nine months ended September 30, 2008 (2007 - $33.0 million).

Exploration costs increased by $6.0 million the third quarter of 2008 compared to 2007, and by $16.0 million for the nine months ended September 30, primarily due to the expansion of the drilling program at Red Lake and the acquisition of the additional interest in Porcupine and Musselwhite.

OTHER INCOME (EXPENSE)
	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Interest and other income	$8.8	$5.1	$27.6	$11.4
Interest expense and finance fees	(0.9)	(8.4)	(7.1)	(34.9)
Share of income of equity investee	-	0.6	3.9	-
Gain (loss) on foreign exchange	253.7	(6.3)	95.9	(52.5)
Non-hedge derivative gain (loss)	15.9	(17.5)	(16.4)	(52.7)
(Loss) gain on securities, net	(23.5)	(7.6)	(25.0)	1.5
Gain on sale of Peak and Amapari mines	-	-	-	40.2
Gain on disposition of Silver Wheaton shares	-	-	292.5	-
Dilution gain	0.5	2.1	1.9	8.8
	$254.5	$(32.0)	$373.3	$(78.2)

The Company earned $8.8 million of interest and other income in the third quarter of 2008 (2007 - $5.1 million) and $27.6 million in the nine month period (2007 - $11.4 million).  The increase in interest income compared to 2007 is primarily due to the higher cash and cash equivalents balance on hand arising from the Peñasquito silver stream sale in the third quarter of 2007 and the close of the Silver Wheaton transaction in the first quarter of 2008.  During the current period, the Company incurred $0.9 million of interest expense and financing fees (nine month period - $7.1 million), compared to $8.4 million in 2007 (nine month period - $34.9 million). The decline in interest expense and finance fees is due to the repayment of the outstanding revolving credit facility in the first quarter of 2008.

The Company recorded $253.7 million of net foreign exchange gains in the third quarter of 2008 (2007 – losses of $6.3 million), and gains of $95.9 million in the nine months ended September 30, 2008 (2007 – losses of $52.7 million), resulting primarily from the impact of the weakened Canadian dollar and Mexican Peso on the Company’s future income tax liabilities, which are reported in its

GOLDCORP | 24

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

functional currency of US dollars. The Company has a significant amount of future income tax liabilities arising from acquisitions in excess of $3.5 billion, which are monetary items revalued each quarter end at current exchange rates. The weakening of the Canadian dollar in the third quarter of 2008 also impacted the Company’s results due to its significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton transaction.

As discussed under “Liquidity and Capital Resources”, below, the Company has entered into copper forward contracts and swaps on its 2008 production. A gain of $15.9 million was recognized on these derivatives in the third quarter of 2008, comprised of a realized loss of $6.6 million on matured contracts, as these contracts do not qualify for hedge accounting, and recognized a mark-to-market gain of $22.5 million in the quarter (2007 – total loss of $17.5 million, comprising a realized loss of $9.7 million on matured contracts and a mark-to-market loss of $7.8 million). For the nine months ended September 30, 2008, the Company recognized a loss of $16.4 million, comprised of a realized loss of $25.2 million on matured contracts and a mark-to-market gain of $8.8 million (nine months ended September 30, 2007 – total loss of $52.7 million, comprising a realized loss of $13.8 million and a mark-to-market loss of $38.9 million).

A $23.5 million loss on securities was recorded in the three months ended September 30, 2008, primarily related to the permanent write-down of an equity investment classified as available-for-sale.

During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of Cdn $14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million, which was partially offset by taxes payable of $156.0 million, resulting in a net earnings impact of $136.5 million after tax in the first quarter.

A dilution gain of $0.5 million related to Terrane was recorded for the three months ended September 30, 2008 and a gain of $1.9 million was recorded in the nine month period, compared with a gain of $2.1 million in the third quarter of 2007 and a gain of $8.8 million in the six months ended June 30, 2007. The gains resulted from the dilution of the Company’s interest in Terrane from 69% to 66% in the current year and from 77% to 69% in the prior year.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended September 30, 2008 totalled $57.2 million (nine months ended – $302.4 million), approximately 46% (nine months ended – 39%) of earnings before taxes and foreign exchange revaluation of future income tax assets and liabilities, dilution gains and stock option expense, which are not subject to taxation.  In 2007, income and mining taxes for the three months ended September 30 totalled $43.4 million (nine months ended September 30 - $126.2 million), or approximately 34% (nine months ended September 30 - 31%) of earnings before taxes and foreign exchange revaluation of future income tax assets and liabilities, dilution gains and stock option expense.

The higher effective tax rate for the three months ended September 30, 2008, as compared to 2007, is due to increased taxable foreign exchange gains denominated in local currency in foreign tax jurisdictions due to the increased volatility in foreign exchange rates. The higher effective tax rate for the nine months ended September 30, 2008, as compared to 2007, is due to the higher taxes payable on the disposition of the Silver Wheaton shares of $156 million.

NON-CONTROLLING INTERESTS

The non-controlling interests relate to Goldcorp’s ownership of its subsidiary companies, including Terrane Metals Corp. (66%) and Silver Wheaton (48%) until February 14, 2008.

GOLDCORP | 25

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS PER GOLD OUNCE CALCULATION

The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements for the three and nine months ended September 30, 2008 and 2007:

	Continuing Operations				Including Discontinued Operations (for information only)
	Three Months Ended September 30		Nine Months Ended September 30		Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007	2008	2007	2008	2007
Operating expenses per financial statements (2)	$279.1	$218.2	$856.5	$667.8	$279.1	$231.8	$856.5	$705.7
Treatment and refining charges on concentrate sales	4.8	7.9	16.2	35.0	4.8	8.0	16.2	35.3
By-product silver and copper sales, and other	(86.0)	(141.4)	(361.1)	(399.8)	(86.0)	(162.5)	(361.1)	(481.6)
Alumbrera export retention	(8.6)	-	(30.0)	-	(8.6)	-	(30.0)	-
Non-cash adjustments	(0.1)	(0.9)	(0.1)	(15.4)	(0.1)	(2.3)	(0.1)	(15.6)
Total cash costs	$189.2	$83.8	$481.5	$287.6	$189.2	$75.0	$481.5	$243.8
Divided by ounces of gold sold (3)	546,400	524,000	1,614,400	1,587,900	546,400	537,200	1,614,400	1,614,900
Total cash costs per ounce of gold (1)	$346	$160	$298	$181	$346	$140	$298	$151

(1)	Total cash costs of continuing operations on a co-product basis were $398 per ounce for the three months ended September 30, 2008 (2007 – $299 per ounce).

(2)
$16.2 million in royalties for the three months ended September 30, 2008 (nine months ended September 30, 2008 - $59.8 million) are included in operating expenses per the financial statements. For the three months ended September 30, 2007, royalties totalled $32.7 million (nine months ended September 30, 2007 - $105.7 million).

(3)	The San Martin mine ended its mining process in October 2007, and, therefore, is excluded from the 2008 figures above.

GOLDCORP | 26

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements for the three and nine months ended September 30, 2008 and 2007:

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Net earnings per financial statements	$297.2	$75.8	$517.5	$203.6
Foreign exchange (gain) loss on revaluation of future income tax liabilities	(240.2)	(2.6)	(85.2)	48.5
Unrealized non-hedge derivative (gain) loss, net of tax	(15.3)	5.0	(6.0)	24.9
Loss (gain) on securities, net of tax	23.5	6.2	24.7	(1.2)
Dilution gain	(0.5)	(2.1)	(1.9)	(8.8)
Gain on disposition of Silver Wheaton shares, net of tax	-	-	(136.5)	-
Gain on sale of Peak and Amapari mines, net of tax	-	-	-	(6.5)
Total adjusted net earnings	$64.7	$82.3	$312.6	$260.5
Weighted average shares outstanding (000’s)	713,718	704,620	710,936	704,089
Adjusted net earnings per share	$0.09	$0.12	$0.44	$0.37

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, the Company held cash and cash equivalents of $453.9 million (December 31, 2007 – $510.8 million) and had working capital of $682.6 million (December 31, 2007 – $630.4 million).  The decrease in cash and cash equivalents is primarily due to the $701.3 million cash payment for the Gold Eagle acquisition in the third quarter of 2008. In the first quarter of 2008, $1.5 billion in cash was received from the sale of the Silver Wheaton shares, and the proceeds were partially used to repay amounts outstanding under the Company’s revolving credit facility.

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid on or by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. The facility was undrawn at September 30, 2008.

On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to Cdn $40 million, and, at September 30, 2008, $6.1 million had been drawn down under this facility.

In the opinion of management, the working capital at September 30, 2008, together with future cash flows from operations, is sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets were $19.0 billion at both September 30, 2008 and December 31, 2007.

During the three months ended September 30, 2008, the Company generated operating cash flows from continuing activities of $217.1 million (nine months ended September 30, 2008 - $618.1 million) compared with $189.0 million during the three months ended

GOLDCORP | 27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

September 30, 2007 (nine months ended September 30, 2007 - $421.1 million). Cash dividend payments for the quarter totalled $32.1 million (2007 – $31.7 million) and $96.0 million for the nine month period (2007 - $95.0 million).

During the three months ended September 30, 2008, the Company invested a total of $338.9 million in mining interests, including $22.9 million at Red Lake, $168.6 million at Peñasquito, $46.8 million at Pueblo Viejo and $27.1 million at Éléonore. During the nine months ended September 30, 2008, the Company invested a total of $961.2 million in mining interests, including $75.7 million at Red Lake, $527.9 million at Peñasquito, $83.2 million at Pueblo Viejo and $69.5 million at Éléonore.

As of October 30, 2008, there were 728.8 million common shares of the Company issued and outstanding and 14.1 million stock options outstanding under its share option plan. In addition, the Company had 9.2 million share purchase warrants outstanding (exchangeable for 9.2 million common shares).

Derivative instruments

As of September 30, 2008, the Company had entered into 7.5 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.57 on 5.3 million pounds and calls sold at an average price of $4.03 on 5.3 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not qualify for hedge accounting, thus the Company realized a loss of $6.6 million on matured contracts and a mark to market gain of $22.5 million in the third quarter of 2008. In the prior year the Company realized a loss of $9.7 million on the settlement of matured contracts and mark to market losses of $7.8 million on copper forward contracts in the third quarter.

The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.

Contractual obligations and Guarantees

Commitments exist as at September 30, 2008 for capital expenditures of approximately $327.5 million, of which $289.9 million relates to Peñasquito.

As discussed above under “Liquidity,” in the third quarter of 2008 Terrane entered into an 18-month Cdn $40 million non-revolving credit agreement to support the construction of its Mt. Milligan project. Goldcorp has agreed to guarantee the credit facility in exchange for a one-time option to convert its fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan project. The Option can only be exercised during the term of the credit agreement, and then only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit.

RELATED PARTY TRANSACTIONS

Prior to February 14, 2008, Goldcorp owned 48% of Silver Wheaton’s outstanding common shares. In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces of silver from a subsidiary of Goldcorp at a price of $3.95 per ounce, for total consideration of approximately $3.3 million.  In the third quarter of 2007, Silver Wheaton purchased 1.9 million ounces of silver from a subsidiary of the Company at a price of $3.90 per ounce, for a total consideration of approximately $7.4 million. During the nine months ended September 30, 2007, Silver Wheaton purchased 5.2 million ounces of silver at a price of $3.90 per ounce for total consideration of approximately $20.4 million.

CHANGE IN ACCOUNTING POLICIES

Inventories

On January 1, 2008, Goldcorp adopted the Canadian Institute of Chartered Accountants’ new Handbook Section 3031, Inventories, which replaced Section 3030. The new section establishes standards for the measurement and disclosure of inventories, provides more

GOLDCORP | 28

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a significant impact on the Company’s consolidated financial position and results of operations.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2007 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, therefore all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company is able to update its estimates on a timely basis as and when developments affecting the underlying assumptions necessitate such modifications.

Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Mineral Properties

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.

GOLDCORP | 29

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Financial Instruments

During the three months ended March 31, 2008, the Company used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments such as long-term investments and copper futures contracts and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

GOLDCORP | 30

Third Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted)

OUTLOOK

The Company expects to produce approximately 2.3 to 2.4 million ounces of gold at an average cash cost of less than $300 per ounce in 2008. Capital expenditures for the year excluding Pueblo Viejo are forecast at approximately $1.2 billion. The anticipated exploration expenditures for the year have increased from $150 million to $180 million.

As disclosed in Note 9 of the Company’s Financial Statements for the period ended September 30, 2008, the Company is subject to currency risk exposure. As at October 30, 2008, the Canadian dollar and the Mexican Peso depreciated by approximately 13% and 17%, respectively.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the three months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP | 31

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2007, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2007, dated March 25, 2008, and other continuous disclosure documents filed by Goldcorp since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP | 32

Third Quarter Report – 2008

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)

			Three Months Ended September 30		Nine Months Ended September 30
	Note		2008	2007	2008	2007
Revenues			$552.2	$524.0	$1,810.6	$1,527.0
Operating expenses			279.1	218.2	856.5	667.8
Depreciation and depletion			122.8	113.2	353.9	321.9
Earnings from mine operations			150.3	192.6	600.2	537.3
Corporate administration (1)			33.5	25.8	100.0	91.4
Exploration			17.4	11.4	45.2	29.2
Earnings from operations			99.4	155.4	455.0	416.7
Other income (expense)
Interest and other income			8.8	5.1	27.6	11.4
Interest expense and finance fees			(0.9)	(8.4)	(7.1)	(34.9)
Share of income of equity investee			-	0.6	3.9	-
Gain (loss) on foreign exchange			253.7	(6.3)	95.9	(52.5)
Non-hedge derivative gain (loss)	9	(a)	15.9	(17.5)	(16.4)	(52.7)
(Loss) gain on securities, net	9		(23.5)	(7.6)	(25.0)	1.5
Gain on sale of Peak and Amapari mines			-	-	-	40.2
Gain on disposition of Silver Wheaton shares	4	(b)	-	-	292.5	-
Dilution gain			0.5	2.1	1.9	8.8
			254.5	(32.0)	373.3	(78.2)
Earnings from continuing operations before taxes and non-controlling interests			353.9	123.4	828.3	338.5
Income and mining taxes	10		(57.2)	(43.4)	(302.4)	(126.2)
Non-controlling interests	12		0.5	(9.7)	(8.4)	(33.5)
Net earnings from continuing operations			297.2	70.3	517.5	178.8
Net earnings from discontinued operations	5		-	5.5	-	24.8
Net earnings			$297.2	$75.8	$517.5	$203.6

(1)Stock option expense (a non-cash item) is included in corporate administration	13	(b)	$11.0	$8.1	$30.7	$33.0

Earnings per share from continuing operations
Basic			$0.42	$0.10	$0.73	$0.25
Diluted			0.42	0.10	0.72	0.25

Earnings per share
Basic			$0.42	$0.11	$0.73	$0.29
Diluted			0.42	0.11	0.72	0.29

Weighted-average number of shares outstanding (in thousands)
Basic			713,718	704,620	710,936	704,089
Diluted	13	(c)	717,913	709,114	715,415	709,028

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 33

Third Quarter Report – 2008

Consolidated Balance Sheets
 (US dollars in millions – Unaudited)

	Note		September 30 2008	December 31 2007
Assets
Current
Cash and cash equivalents	14		$453.9	$510.8
Marketable securities	9	(a)	19.4	25.8
Accounts receivable			115.9	154.5
Income and mining taxes receivable			39.7	43.3
Future income and mining taxes			13.9	10.7
Inventories and stockpiled ore			249.7	191.4
Other			68.9	15.3
Current assets			961.4	951.8
Mining interests	6		16,772.4	16,452.8
Deposits on mining interest expenditures			222.1	-
Goodwill	6		761.8	815.6
Silver interests	4	(b)	-	385.3
Stockpiled ore			94.4	76.2
Other long-term investments	9	(a)	137.6	228.0
Other	7		67.3	42.5
			$19,017.0	$18,952.2
Liabilities
Current
Accounts payable and accrued liabilities			$276.3	$277.3
Current portion of long-term debt	8		-	28.6
Current derivative instrument liability	9	(a)	2.5	15.5
Current liabilities			278.8	321.4
Income and mining taxes payable			28.9	33.5
Future income and mining taxes			4,359.4	3,858.3
Long-term debt	8		6.1	1,036.3
Reclamation and closure cost obligations			267.6	261.3
Other			16.1	13.2
			4,956.9	5,524.0
Non-controlling interests	12		51.8	449.6
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	13		12,604.5	11,930.4
Retained earnings			1,311.6	890.1
Accumulated other comprehensive income			92.2	158.1
			14,008.3	12,978.6
			$19,017.0	$18,952.2

Commitments and contingencies  (Note 16)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 34

Third Quarter Report – 2008

Consolidated Statements of Cash Flows
 (US dollars in millions – Unaudited)

			Three Months Ended September 30		Nine Months Ended September 30
	Note		2008	2007	2008	2007
Operating Activities
Net earnings from continuing operations			$297.2	$70.3	$517.5	$178.8
Reclamation expenditures			(6.5)	(5.2)	(15.0)	(7.2)
Items not affecting cash
Depreciation and depletion			122.8	113.2	353.9	321.9
Stock option expense	13	(b)	11.0	8.1	30.7	33.0
Share of income of equity investee			-	(0.6)	(3.9)	-
Non-hedge derivative (gain) loss	9	(a)	(22.5)	7.8	(8.8)	38.9
Gain (loss) on securities, net			0.6	7.6	1.6	(1.5)
Gain on sale of Peak and Amapari mines			-	-	-	(40.2)
Gain on disposition of Silver Wheaton shares	4	(b)	-	-	(292.5)	-
Dilution gain	12		(0.5)	(2.1)	(1.9)	(8.8)
Future income and mining taxes			52.5	(9.7)	178.9	(65.0)
Non-controlling interests	12		(0.5)	9.7	8.4	33.5
Unrealized foreign exchange (gain) loss and other			(216.8)	9.5	(66.2)	54.2
Change in non-cash working capital	14		(20.2)	(19.6)	(84.6)	(116.5)
Cash provided by operating activities of continuing operations			217.1	189.0	618.1	421.1
Cash provided by operating activities of discontinued operations	5		-	11.5	-	45.2
Investing Activities
Acquisition of Gold Eagle assets, net of cash received	4	(a)	(553.0)	-	(553.0)	-
Mining interests			(291.6)	(256.2)	(739.2)	(620.6)
Deposits on mining interest expenditures			(47.3)	-	(222.0)	-
Proceeds from dispositions of mining interests			-	-	-	216.9
Silver interests			-	-	-	(57.7)
Proceeds from disposition of Silver Wheaton shares, less cash	4	(b)	-	-	1,505.1	-
Purchase of securities			(20.4)	(14.7)	(20.4)	(25.3)
Proceeds from sale of securities			0.2	-	0.2	21.1
Restricted cash received			-	-	-	65.0
Other			1.0	(0.3)	(2.6)	6.6
Cash used in investing activities of continuing operations			(911.1)	(271.2)	(31.9)	(394.0)
Cash used in investing activities of discontinued operations	5		-	(1.4)	-	(2.8)
Financing Activities
Long-term debt borrowings	8	(a)(d)	156.1	476.0	156.1	1,216.0
Long-term debt repayments	8	(a)	(150.0)	(41.0)	(795.0)	(1,166.0)
Common shares issued, net			14.9	13.0	94.7	20.6
Shares issued by subsidiaries to non-controlling interests			3.8	1.2	3.8	27.6
Dividends paid to common shareholders			(32.1)	(31.7)	(96.0)	(95.0)
Cash (used in) provided by financing activities			(7.3)	417.5	(636.4)	3.2
Effect of exchange rate changes on cash and cash equivalents			(5.6)	-	(6.7)	0.6
(Decrease) increase in cash and cash equivalents			(706.9)	345.4	(56.9)	73.3
Cash and cash equivalents, beginning of period			1,160.8	254.2	510.8	526.3
Cash and cash equivalents, end of period	14		$453.9	$599.6	$453.9	$599.6

Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 35

Third Quarter Report – 2008

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)

	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options	Retained Earnings	Accumulated Other Comprehensive Income	Total
At January 1, 2007	703,525	$11,663.5	$42.1	$120.2	$556.9	$144.1	$12,526.8
Stock options exercised and restricted share units issued	4,812	109.1	-	(36.0)	-	-	73.1
Share purchase warrants exercised	14	0.2	(0.1)	-	-	-	0.1
Fair value of stock options and restricted share units issued and vested	-	-	-	31.4	-	-	31.4
Dividends declared	-	-	-	-	(126.9)	-	(126.9)
Net earnings	-	-	-	-	460.1	-	460.1
Other comprehensive income	-	-	-	-	-	14.0	14.0
At December 31, 2007	708,351	$11,772.8	$42.0	$115.6	$890.1	$158.1	$12,978.6
Stock options exercised and restricted share units issued	4,885	137.1	-	(42.4)	-	-	94.7
Fair value of stock options and restricted share units issued and vested	-	-	-	28.8	-	-	28.8
Shares, options and warrants issued on Gold Eagle a cquisition (Note 4(a))	15,582	536.6	8.0	6.0	-	-	550.6
Dividends declared	-	-	-	-	(96.0)	-	(96.0)
Net earnings	-	-	-	-	517.5	-	517.5
Other comprehensive loss	-	-	-	-	-	(65.9)	(65.9)
At September 30, 2008	728,818	$12,446.5	$50.0	$108.0	$1,311.6	$92.2	$14,008.3

Shareholders’ Equity (note 13)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 36

Third Quarter Report – 2008

Consolidated Statements of Comprehensive Income
(US dollars in millions – Unaudited)

Three Months Ended September 30	Nine Months Ended September 30
	2008	2007	2008	2007
Net earnings	$297.2	$75.8	$517.5	$203.6
Other comprehensive (loss) income:
(Loss) gain on available-for-sale securities, net of tax of $9.4 million three months ended; $0.1million nine months ended (2007 – $4.1 million three months ended; nil - nine months ended) (note 9(a))	(41.0)	(10.8)	(40.3)	20.2
Reclassification adjustment for gains and losses on available for sale marketable securities and investments, net of tax of $nil (2007 - $2.3 million)	(6.6)	-	(6.6)	(11.5)
Adjustment arising from disposition of Silver Wheaton shares (note 4(b))	-	-	(17.7)	-
Non-controlling interest	-	2.9	(1.3)	(3.8)
Other comprehensive (loss) income	(47.6)	(7.9)	(65.9)	4.9
Comprehensive income	$249.6	$67.9	$451.6	$208.5

Consolidated Statements of Accumulated Other Comprehensive Income

(US dollars in millions – Unaudited)
	September 30 2008	December 31 2007
Accumulated other comprehensive income at January 1	$158.1	$144.1
Other comprehensive (loss) income for the period	(65.9)	14.0
	$92.2	$158.1
Components of accumulated other comprehensive income at end of period
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Available for sale marketable securities and investments	(9.7)	73.4
Non-controlling interest (note 12)	-	(17.2)
	$92.2	$158.1

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP | 37

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At September 30, 2008, Goldcorp also owned a 66% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (Note 4(c)).

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton (Note 4(b)).

On September 25, 2008, Goldcorp acquired Gold Eagle Mines Ltd. (Note 4(a)).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position as at September 30, 2008 and results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

GOLDCORP | 38

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at September 30, 2008 are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, Gold Eagle (Note 4(a))
Porcupine Mine (“Porcupine”) (1)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”) (1)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”)	Canada	66%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, Los Filos and Nukay mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine (in reclamation)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	Proportionately consolidated to December 21, 2007, consolidated thereafter (Note 4(c)).

All intercompany transactions and balances have been eliminated.

Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (‘Peak Gold’) in the second quarter of 2007, in exchange for a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time the investment was designated as available for sale for accounting purposes and valued at market value.  On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (‘New Gold’), with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold has been designated as available for sale for accounting purposes (Note 9(a)).

GOLDCORP | 39

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants. Sections 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation have replaced Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments (Note 9).  Section 1535, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance (Note 11).

Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations.  The amount of inventories recognized as an expense during the period is reported as “operating expenses” in the Statement of Earnings.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS

(a)	Asset acquisition – Gold Eagle Mines Ltd.
On September 25, 2008, the Company completed its acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement.  Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to its Cochenour-Willans Project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada.

Upon the closing of the transaction, Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million warrants to former Gold Eagle shareholders.  The common shares were valued at the September 25, 2008 closing price of Goldcorp shares on the TSX (C$35.60), and the warrants and options were valued at fair value using a Black-Scholes option pricing model.

The transaction has been accounted for as an asset purchase for accounting purposes. The purchase price, net of cash, cash equivalents and non-cash operating working capital, was as follows:

GOLDCORP | 40

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Purchase price:
Cash paid	$701.3
Common shares issued	536.6
Stock options issued	6.0
Warrants issued	8.0
Original cost of Gold Eagle shares owned prior to the closing of the transaction	26.7
Transaction costs	8.2
$1,286.8
Net assets acquired:
Cash and cash equivalents	$148.3
Non-cash operating working capital	(2.5)
Mining interests	1,581.9
Future income tax liabilities	(440.9)
$1,286.8

(b)	Disposition of Silver Wheaton Shares
On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of Cdn $14.50 per common share, for gross proceeds of $1.571 billion, less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million.

After deducting the book value of the Silver Wheaton shares ($546 million) and transaction costs ($55.7 million), the Company had an excess of consideration of $969.3 million on the sale of its Silver Wheaton shares. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $156 million, which has been recorded as a future income tax expense in the first quarter.

As a result of the Company having a contractual requirement to continue to sell silver to Silver Wheaton from San Dimas, Los Filos and Peñasquito at approximately $4 per ounce, $689.9 million of the excess consideration before tax has been deferred and has been applied as a reduction to mining properties, plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million), respectively. In addition, the book value of the San Dimas and Peñasquito silver interests attributable to Silver Wheaton ($814.9 million) has also been applied as a reduction to mining properties, plant and equipment at San Dimas and Peñasquito ($310.6 million and $504.3 million, respectively).

The recorded net gain, before tax, of $292.5 million, representing the portion of the gain related to Goldcorp’s former interest in the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni ($279.4 million) and the realization of the amounts recorded by Goldcorp in accumulated OCI for its proportionate share of Silver Wheaton’s adjustments for OCI ($17.7 million), less $4.6 million related to the recognition of a liability attributed to the silver arrangements between Goldcorp and Silver Wheaton for a previously disposed mineral interest, has been recorded in net earnings in the first quarter of 2008.

As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the Peñasquito and San Dimas silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these interim consolidated financial statements.

(c)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.

GOLDCORP | 41

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The La Coipa operations were classified as discontinued operations in the 2007 consolidated financial statements (Note 5), and a gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these interim consolidated financial statements at 51% and 68%, respectively, for the first and second quarters of 2007 and at 100% in the first and second quarters of 2008.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the cost of the acquisition allocated as follows:

Purchase price:
Cash	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7
$312.2
Net assets acquired:
Cash and cash equivalents	$1.7
Non-cash operating working capital	10.2
Mining interests	345.8
Other assets	11.9
Future income tax liabilities	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)
$312.2

The allocation of the purchase price was finalized in the first quarter of 2008, resulting in a $0.7 million decrease to the purchase price due to an adjustment to the original estimate for transaction costs.

GOLDCORP | 42

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

5.	DISCONTINUED OPERATIONS

As discussed in Note 4(c), as a result of the sale of Goldcorp’s interest in the La Coipa gold and silver mine in the fourth quarter of 2007, the results of La Coipa, previously disclosed as a separate operating segment in Note 15, were reclassified as a discontinued operation in the comparative figures disclosed in these interim consolidated financial statements.

Selected financial information of discontinued operation is as follows:
	Three Months Ended September 30 2007	Nine Months Ended September 30 2007
Net earnings from discontinued operations
Revenues	$30.1	$99.7
Earnings from discontinued operations	10.0	41.6
Interest and other income	0.1	0.6
Income tax expense	(4.6)	(17.4)
	$5.5	$24.8
Earnings per share from discontinued operations
Basic	$0.01	$0.04
Diluted	$0.01	$0.04
Cash flows of discontinued operations
Operating activities	$11.5	$45.2
Investing activities	(1.4)	(2.8)
	$10.1	$42.4

GOLDCORP | 43

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

6.	MINING INTERESTS

	September 30, 2008			December 31, 2007
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$15,663.4	$714.9	$14,948.5	$15,564.3	$532.0	$15,032.3
Plant and equipment	2,326.5	502.6	1,823.9	1,790.9	370.4	1,420.5
	$17,989.9	$1,217.5	$16,772.4	$17,355.2	$902.4	$16,452.8

A summary by property of the net book value is as follows:
	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	September 30 2008	December 31 2007
Red Lake	$1,942.4	$525.4	$2,467.8	$293.2	$2,761.0	$1,170.6
Porcupine	125.3	191.0	316.3	187.4	503.7	512.9
Musselwhite	57.1	154.7	211.8	125.5	337.3	329.6
Éléonore gold project	-	756.2	756.2	-	756.2	728.0
Canadian exploration properties	-	188.2	188.2	-	188.2	171.7
Wharf	7.1	-	7.1	5.8	12.9	5.4
Marigold	50.1	115.8	165.9	34.3	200.2	202.5
San Dimas (a) (note 4(b))	0.3	-	0.3	4.3	4.6	810.6
Los Filos	275.2	169.1	444.3	272.0	716.3	708.7
El Sauzal	114.3	154.0	268.3	23.4	291.7	359.6
Peñasquito (note 4(b))	-	8,504.3	8,504.3	585.6	9,089.9	9,477.4
Mexican exploration projects	-	167.3	167.3	-	167.3	166.8
Alumbrera	369.7	-	369.7	212.8	582.5	616.3
Marlin	450.7	286.8	737.5	63.1	800.6	823.0
Cerro Blanco	-	38.8	38.8	2.9	41.7	35.7
San Martin	-	-	-	3.6	3.6	4.2
Corporate and other	-	-	-	8.0	8.0	6.2
	$3,392.2	$11,251.6	$14,643.8	$1,821.9	$16,465.7	$16,129.2
Equity Investments
Pueblo Viejo	-	216.9	216.9	-	216.9	133.7
El Limón project	-	87.8	87.8	2.0	89.8	89.8
Peak Gold (note 2)	-	-	-	-	-	100.1
	-	304.7	304.7	2.0	306.7	323.6
	$3,392.2	$11,556.3	$14,948.5	$1,823.9	$16,772.4	$16,452.8

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:
	September 30 2008	December 31 2007
Red Lake	$404.4	$404.4
Peñasquito	283.1	283.1
Los Filos	74.3	74.3
Silver Wheaton (note 4(b))	-	53.8
	$761.8	$815.6

  (a)  San Dimas was formerly reported as “Luismin” and included the Nukay mine, which is now included with Los Filos. The comparative period has been reclassified.

GOLDCORP | 44

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

7.	OTHER LONG-TERM ASSETS

	September 30 2008	December 31 2007
Reclamation deposits	$4.5	$6.6
Sales/indirect taxes recoverable	41.0	18.8
Other	21.8	17.1
	$67.3	$42.5

8.	BANK CREDIT FACILITIES

	September 30 2008	December 31 2007
Cdn $40 million non-revolving term loan(d)	$6.1	$-
$1.5 billion revolving credit facility(a)	-	645.0
$200 million non-revolving term loan(b)	-	192.9
$300 million revolving term loan(b)	-	227.0
	6.1	1,064.9
Less: current portion of long-term debt	-	28.6
	$6.1	$1,036.3

(a)
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. The credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. During the first quarter of 2008, Goldcorp repaid all amounts outstanding under this revolving credit facility with the proceeds from the sale of the Silver Wheaton shares (note 4(b)).

(b)	Silver Wheaton is no longer consolidated in Goldcorp’s balances following the share sale on February 14, 2008 (note 4(b)).

(c)	Reclamation letters of credit outstanding as at September 30, 2008 totaled $221.7 million (December 31, 2007 – $230.7 million).

(d)
On July 8, 2008 Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to Cdn $40 million to further advance Terrane's long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan Project. Under the terms of the credit agreement, Goldcorp will guarantee the credit facility in exchange for a one-time option to convert its fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan Project.  The Option can only be exercised during the term of the credit agreement, and then only if Goldcorp’s resulting joint venture interest in the Mt. Milligan Project will be greater than 30%, and is also subject to a 60% maximum limit. If the Option Agreement is exercised, the parties will develop and operate the Mt. Milligan Project under a joint operating agreement as set out pursuant to the Option Agreement. The party holding the majority joint venture participating interest in the Mt. Milligan Project will be the operator. The credit and option agreements were approved by Terrane’s shareholders at a special shareholders’ meeting held on August 8, 2008.

GOLDCORP | 45

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

9.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities

The Company’s financial instruments primarily consist of cash, short-term money market investments, marketable securities, equity investments, warrants, accounts receivable, accounts payable and copper forward contracts.

For cash, short-term money market investments, and current accounts receivable and payable, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of other financial assets represents the market value of quoted investments. The fair value of copper forward contracts is determined by reference to quoted market prices.

Marketable securities and investments

Recorded at fair value	September 30 2008	December 31 2007
Marketable securities
Available for sale	$19.4	$25.8

Investments
Equity investments – available for sale	$136.7	$224.3
Warrants – held for trading	0.9	3.7
	$137.6	$228.0

	September 30, 2008			December 31, 2007
		Mark-to-Market Gain (Loss) in OCI
Available for sale	Fair Value	Three Months Ended	Nine Months Ended	Fair Value	Mark-to- Market Gain (Loss) in OCI
Marketable securities	$19.4	$(9.5)	$(6.2)	$25.8	$15.6
Investments	136.7	(40.9)	(34.2)	224.3	13.0
	156.1	(50.4)	(40.4)	250.1	28.6
Future tax recovery in OCI	-	9.4	0.1	-	7.8
	156.1	(41.0)	(40.3)	250.1	36.4
Reclassification adjustment for gains and losses, net of tax – $nil (2007 – $1.2 million)	-	(6.6)	(6.6)	-	(21.1)
Non-controlling interest in OCI	-	-	(1.3)	-	(1.3)
	$156.1	$(47.6)	$(48.2)	$250.1	$14.0

	September 30, 2008			December 31, 2007
		Mark-to-Market Loss in Net Earnings			Mark-to- Market Gain (Loss) in Net Earnings
Warrants – held for trading	Fair Value	Three Months Ended	Nine Months Ended	Fair Value
Investments	$0.9	$(0.7)	$(2.3)	$3.7	$(10.0)
Future tax recovery	-	-	-	-	1.2
Non-controlling interest	-	-	(0.3)	-	1.1
	$0.9	$(0.7)	$(2.6)	$3.7	$(7.7)

GOLDCORP | 46

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The Company has recognized a future income tax liability of $0.3 million as at September 30, 2008 (December 31, 2007 - $1.0 million) that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at market value the capital gains would be taxed at the appropriate Canadian tax rate.

By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Derivative Instruments

(i)	Copper forward contracts

The Company enters into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published copper prices in an active market.

At September 30, 2008, the Company had entered into 7.5 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.57 on 5.3 million pounds and calls sold at an average price of $4.03 on 5.3 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.

			September 30 2008	December 31 2007
Current derivative asset, included in other current assets			$3.7	$7.9
Current derivative liability			2.5	15.5

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Realized (loss) gain on matured contracts	$(6.6)	$(9.7)	$(25.2)	$(13.8)
Unrealized gain (loss) on fair value change of outstanding contracts	22.5	(7.8)	8.8	(38.9)
Non-hedge derivative gain (loss)	$15.9	$(17.5)	$(16.4)	$(52.7)

(ii)	Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at September 30, 2008 and December 31, 2007.

(b)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including commodity risk, foreign exchange risk and interest rate risk, in accordance with its Risk Management Policy. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business; the Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements.

GOLDCORP | 47

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

The following describes the type of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

The Company’s financial assets are primarily comprised of cash and cash equivalents, accounts receivable, marketable securities and investments. Credit risk is primarily associated with trade receivables; however, it also arises on cash equivalents and derivative financial instruments.

To mitigate exposure to credit risk on liquid funds and derivative financial instruments, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with trade receivables at September 30, 2008 is not considered to be high.

The Company’s maximum exposure to credit risk at the balance sheet date is as follows:

	September 30 2008	December 31 2007
Short-term money market investments	$405.9	$393.9
Accounts receivable	115.9	154.5
Marketable securities	19.4	25.8
Investments	137.6	228.0
	$678.8	$802.2

Liquidity risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Goldcorp has in place a $1.5 billion committed loan facility, which was undrawn at September 30, 2008 and which matures May 18, 2012.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and capital commitments:

	September 30, 2008					December 31 2007
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$276.3	-	-	$-	$276.3	$277.3
Derivative instruments, net	-	-	-	-	-	7.6
Long-term debt payments	-	6.1	-	-	6.1	1,064.9
Capital expenditures	327.5	-	-	-	327.5	530.8
Rental and lease payments	8.6	9.5	4.2	2.7	25.0	19.5
	$612.4	$15.6	$4.2	$2.7	$634.9	$1,900.1

GOLDCORP | 48

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Market risk

(i)	Currency risk

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzals and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions in 2006, the Company recorded $3.1 billion of future income tax liabilities on mineral interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings in the period.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than US dollars:

September 30, 2008	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Future income tax assets (liabilities)
Canadian dollar	$ 18.7	$ 10.6	$ 26.7	$ (112.3)	$ (1,154.2)
Mexican peso	9.6	24.7	(13.2)	(84.2)	(3,049.5)
Argentinean peso	2.8	26.1	(10.4)	(51.3)	(136.5)
Guatemalan quetzal	2.4	3.8	-	(11.0)	(3.9)
	$ 33.5	$ 65.2	$ 3.1	$ (258.8)	$ (4,344.1)

December 31, 2007	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Future income tax liabilities
Canadian dollar	$ 18.9	$ 23.7	$ 71.4	$ (113.9)	$ (627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	(163.5)
Guatemalan quetzal	0.4	-	-	(12.5)	(0.4)
	$ 34.8	$ 51.2	$ 43.3	$ (234.3)	$ (3,386.7)

Based on the above net exposures at September 30, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $305.4 million increase or decrease in the Company’s after-tax net earnings.

Goldcorp’s Risk Management Policy includes hedging to reduce the risk associated with currency fluctuations; however, Goldcorp has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates.

(ii)	Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s credit facilities are at floating interest rates. The Company did not have any borrowings outstanding at September 30, 2008, other than the $6.1 million drawn down on Terrane’s term loan (Note 8(d)).

GOLDCORP | 49

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

10.	INCOME AND MINING TAXES

Three Months Ended September 30	Nine Months Ended September 30
	2008	2007	2008	2007
Current income and mining tax expense	$4.7	$53.1	$123.5	$191.2
Future income and mining tax (recovery) expense	52.5	(9.7)	178.9	(65.0)
	$57.2	$43.4	$302.4	$126.2

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items noted below:

	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Income tax expense based on Canadian federal and provincial income tax rates	$111.3	$42.1	$260.5	$115.5

Increase (decrease) attributable to:
Tax on disposition of Silver Wheaton shares	-	-	156.0	-
Tax on sale of Peak and Amapari mines	-	-	-	33.5
Tax impact of foreign exchange on future income tax liabilities	(75.5)	(0.9)	(26.8)	16.6
Taxable foreign exchange in local currencies	7.9	-	7.9	-
Stock option expense not deductible	2.6	3.0	7.8	10.4
Foreign earnings subject to different tax rates	15.4	(27.8)	(81.7)	(57.0)
Other	(4.5)	27.0	(21.3)	7.2
	(54.1)	1.3	41.9	10.7
Income tax expense based on actual effective tax rate	$57.2	$43.4	$302.4	$126.2

11.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

The Company expects its current capital resources and projected free cash flow from continuing operations to support further exploration and development of its mineral properties.

GOLDCORP | 50

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

12.	NON-CONTROLLING INTERESTS

	Silver Wheaton	Terrane	Total
At January 1, 2007	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary	2.5	-	2.5
Non-controlling interest in accumulated OCI	15.9	-	15.9
Non-controlling interest in current OCI	1.3	-	1.3
Increase in non-controlling interest (a)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1
At December 31, 2007	$403.3	$46.3	$449.6
Increase in non-controlling interest	-	4.4	4.4
Share of net earnings	7.3	1.1	8.4
Disposition of Silver Wheaton shares (note 4(b))	(410.6)	-	(410.6)
At September 30, 2008	$-	$51.8	$51.8

(a)	Silver Wheaton

As disclosed in Note 4(b), Goldcorp disposed of its 48% interest in Silver Wheaton on February 14, 2008. Goldcorp’s interest in Silver Wheaton decreased marginally during 2007, to 48% from 49%, as a result of common share issuances from the exercise of stock options and warrants.

Related party transactions

Prior to February 14, 2008, Goldcorp owned 48% of Silver Wheaton’s outstanding common shares. In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.95 per ounce, for total consideration of approximately $3.3 million (2007 – $7.6 million). In the third quarter of 2007, Silver Wheaton purchased 1.9 million ounces of silver from a subsidiary of the Company at a price of $3.90 per ounce, for a total consideration of approximately $7.4 million (nine months ended September 30, 2007 – 5.2 million ounces of silver at $3.90 per ounce for a total consideration of $20.4 million).

13.	SHAREHOLDERS’ EQUITY

At September 30, 2008, the Company had unlimited authorized common shares and 728.8 million common shares outstanding (December 31, 2007 – 708.4 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share Purchase Warrants

As at September 30, 2008, the Company had a total of 9.2 million warrants outstanding (December 31, 2007 – 8.4 million). Of the warrants outstanding, 8.4 million, which were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. Pursuant to the acquisition of Gold Eagle (Note 4(a)), Goldcorp issued 0.8 million warrants, which entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 until June 26, 2011.

The warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options, with a maximum exercise period of ten years, to be granted to employees and officers. Of the 14.1 million stock options outstanding at September 30, 2008, 10.7 million relate to options granted under the 2005 Stock Option Plan.

GOLDCORP | 51

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The Company did not grant stock options during the third quarter ended September 30, 2008.  The Company granted 0.2 million stock options during the same period in the prior year which vested over two years, were exercisable at prices ranging from $23.06 (C$24.40) to $23.15 (C$24.46) per option, expire in 2017, and had a fair value of $1.0 million.

Compensation expense related to stock options has been recognized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2008	2007	2008	2007
Goldcorp	$11.0	$6.5	$28.9	$28.6
Terrane	-	1.0	0.7	2.7
Silver Wheaton	-	0.6	1.1	1.7
	$11.0	$8.1	$30.7	$33.0

A summary of changes in outstanding stock options is as follows:
	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2007	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44
At December 31, 2007	14,025	$22.12
Granted	4,520	39.77
Issued on acquisition of Golden Eagle (note 4(a))	568	27.65
Exercised	(4,609)	21.25
Cancelled	(380)	30.73
At September 30, 2008	14,124	$28.09

The following table summarizes information about the options outstanding at September 30, 2008:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$2.05 – $3.25	119	$3.08	1.3	119	$3.08	1.3
$8.06 – $10.45	473	10.45	1.7	473	10.45	1.7
$12.52 – $15.00	961	13.00	1.3	961	13.00	1.3
$16.85 – $19.23	2,656	18.73	6.2	2,656	18.73	6.2
$21.01 – $24.66	269	23.76	4.8	189	23.58	3.8
$25.71 – $28.84	3,172	26.01	7.0	1,985	26.04	6.0
$30.55 – $34.39	2,066	31.48	7.2	1,166	31.46	6.8
$39.77	4,408	39.77	4.6	-	-	-
	14,124	$28.09	5.5	7,549	$21.24	5.2

GOLDCORP | 52

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(c)	Diluted Earnings per Share

       Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2008	2007	2008	2007
Basic weighted-average number of shares outstanding	713,718	704,620	710,936	704,089
Effect of dilutive securities:
Stock options	3,771	4,256	4,023	4,701
Share purchase warrants	54	-	86	-
Restricted share units	370	238	370	238
Diluted weighted-average number of shares outstanding	717,913	709,114	715,415	709,028

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$37.25 and C$38.90 for the three and nine months ended September 30, 2008, respectively (three months ended September 30, 2007 – C$26.89 and nine months ended September 30, 2007 – C$28.20):

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2008	2007	2008	2007
Stock options	4,408	3,398	4,408	3,398
Share purchase warrants	8,439	8,438	8,439	8,438

GOLDCORP | 53

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

14.	SUPPLEMENTAL CASH FLOW INFORMATION
Three Months Ended September 30	Nine Months Ended September 30
	2008	2007	2008	2007
Change in non-cash operating working capital
Accounts receivable	$50.9	$(6.3)	$37.9	$(55.7)
Income and mining taxes receivable	0.7	-	(2.6)	-
Inventories and stockpiled ore	(8.0)	(22.1)	(53.2)	(43.6)
Accounts payable and accrued liabilities	(7.4)	13.0	23.7	29.0
Income and mining taxes payable	(53.3)	(9.8)	(35.2)	(46.1)
Other	(3.1)	5.6	(55.2)	(0.1)
	$(20.2)	$(19.6)	$(84.6)	$(116.5)

Non-cash financing and investing activities
Shares received on distribution of Peak and Amapari mines	$-	$-	$-	$100.0
Shares received upon disposition of mining interests	$-	$-	$-	$2.0
Shares, options and warrants issued on acquisition of Gold Eagle	$550.6	$-	$550.6	$-

Operating activities included the following cash payments
Interest paid	$0.6	$11.5	$7.8	$39.9
Income taxes paid	$39.2	$56.6	$129.1	$234.3

Cash and cash equivalents are comprised of:
	September 30 2008	September 30 2007	December 31 2007
Cash	$48.0	$87.4	$116.9
Short-term money market investments	405.9	512.2	393.9
	$453.9	$599.6	$510.8

GOLDCORP | 54

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

15.	SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Three Months Ended September 30, 2008
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests
Red Lake	$139.3	$26.5	$60.4	$22.9
Porcupine	59.8	15.6	1.3	13.0
Musselwhite	45.0	6.6	5.3	6.7
Éléonore gold project	-	-	(0.8)	27.1
San Dimas (4)	18.9	3.6	2.8	7.9
Los Filos (4)	42.1	8.2	14.5	12.9
El Sauzal	63.7	28.3	24.1	(2.8)
Peñasquito	-	-	-	168.6
Marlin	51.7	13.5	12.7	9.8
Alumbrera	95.3	16.5	12.5	4.8
Marigold	19.2	2.5	-	1.4
Wharf	13.8	0.8	5.6	6.8
San Martin	3.7	1.2	(1.4)	-
Pueblo Viejo	-	-	-	46.8
Terrane	-	-	(1.5)	9.6
Other (1)	(0.3)	(0.5)	(36.1)	3.4
Total	$552.2	$122.8	$99.4	$338.9

	Nine Months Ended September 30, 2008
	Revenues	Depreciation and depletion	Earnings (loss) from continuing operations	Expenditures for mining interests	Total assets
Red Lake	$385.8	$66.6	$160.2	$75.7	$3,203.0
Porcupine	188.6	45.8	8.0	35.7	549.0
Musselwhite	129.3	18.6	10.0	25.9	353.0
Éléonore gold project	-	-	(1.1)	69.5	796.8
San Dimas (4)	67.8	11.4	10.4	25.2	457.4
Los Filos (4)	142.2	26.3	53.7	35.2	675.2
El Sauzal	179.4	74.2	73.7	7.9	367.2
Peñasquito	-	-	-	527.9	9,705.4
Marlin	195.0	44.3	80.8	21.5	879.2
Alumbrera	385.4	49.1	133.3	13.5	787.2
Marigold	62.2	7.5	7.2	4.7	240.8
Wharf	41.1	2.6	14.9	9.8	53.0
San Martin	9.2	3.4	(3.7)	-	14.8
Pueblo Viejo	-	-	-	83.2	216.9
Silver Wheaton	27.6	2.0	17.4	-	-
Terrane	-	-	(4.4)	16.5	196.4
Other (1, 3)	(3.0)	2.1	(105.4)	9.0	521.7
Total	$1,810.6	$353.9	$455.0	$961.2	$19,017.0

GOLDCORP | 55

Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2008

	Three Months Ended September 30, 2007
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests
Red Lake	$118.0	$22.3	$44.6	$20.0
Porcupine	25.5	7.0	0.3	8.7
Musselwhite	27.4	4.5	2.8	8.0
Éléonore gold project	-	-	-	11.4
San Dimas (4)	30.4	10.6	1.3	20.0
Los Filos (4)	6.4	0.3	3.7	26.7
El Sauzal	56.0	28.4	17.1	1.5
Peñasquito	-	-	-	111.9
Marlin	47.3	10.1	17.5	5.4
Alumbrera	151.0	18.1	69.2	6.2
Marigold	13.4	2.9	(1.2)	5.2
Wharf	8.8	0.8	3.1	0.5
San Martin	7.7	0.5	1.4	-
Pueblo Viejo	-	-	-	22.0
Silver Wheaton (note 4(b))	39.6	7.0	18.3	-
Terrane	-	-	(1.7)	6.1
Other (1)	(7.5)	0.7	(21.0)	2.6
Total	$524.0	$113.2	$155.4	$256.2

	Nine Months Ended September 30, 2007
	Revenues	Depreciation and depletion	Earnings (loss) from continuing operations	Expenditures for mining interests	Total assets
Red Lake	$347.9	$62.1	$141.5	$67.8	$1,612.0
Porcupine	75.8	18.9	4.8	21.7	281.3
Musselwhite	76.4	13.0	7.2	17.2	245.1
Éléonore gold project	-	-	-	27.7	736.0
San Dimas (4)	87.6	28.5	4.6	41.8	704.9
Los Filos (4)	14.7	1.2	6.9	94.7	958.6
El Sauzal	150.9	79.1	42.3	3.2	1,023.9
Peñasquito	-	-	-	254.0	8,052.6
Marlin	132.7	29.5	51.5	16.9	1,278.5
Alumbrera	410.1	52.2	160.9	12.8	825.4
Marigold	35.8	8.1	(7.1)	9.7	533.0
Wharf	28.3	3.4	9.2	5.8	38.3
San Martin	24.8	1.9	5.2	-	14.8
Amapari (2)	18.3	0.4	2.8	1.1	-
Peak (2)	18.9	0.1	7.7	9.2	100.0
Pueblo Viejo	-	-	-	22.0	120.9
Silver Wheaton	125.2	21.3	60.0	-	1,274.0
Terrane	-	-	(4.6)	12.0	193.9
Other (1, 3)	(20.4)	2.2	(79.8)	3.0	240.7
Total	$1,527.0	$321.9	$416.7	$620.6	$18,233.9

GOLDCORP | 56

Third Quarter Report – 2008

(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(1)	Includes cost of sales from silver sales in San Dimas and Corporate activities.

(2)	The Company sold its Amapari and Peak mines to Peak Gold in April 2007.

(3)	Includes assets of discontinued operations (Note 5).

(4)	The Nukay operation, previously reported with San Dimas (formerly reported as “Luismin”), is now presented as part of the Los Filos operation.

16.	COMMITMENTS AND CONTINGENCIES

As disclosed in Note 9, the Company has commitments for capital expenditures totalling $327.5 million, of which $289.9 million relates to Peñasquito.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

GOLDCORP | 57

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone:    (604) 696-3000
Fax:                 (604) 696-3001
Website:        goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone:    (416) 865-0326
Fax:                 (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone:    (775) 827-4600
Fax:                 (775) 827-5044

MEXICO OFFICE
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:    52 (55) 9138-4000
Fax:                 52 (55) 5280-7636

STOCK EXCHANGE LISTING
Toronto Stock Exchange:         G
New York Stock Exchange:       GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada

Toll free in Canada and the US:
(800) 387-0825

Outside of Canada and the US:
(416) 643-5500
Email:    inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free:   (800) 567-6223
Email:         info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC